SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of,	June	2007
Commission File Number	000-29898
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Management Information Circular, dated June 14, 2007
2	Notice of Annual Meeting of Shareholders, dated June 14, 2007
3	Form of Proxy for Annual Meeting of Shareholders, dated June 14, 2007

This Report on Form 6-K (excluding "Schedule A" of Document 1 hereto) is incorporated by reference into: (i) the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on March 28, 2002 (File No. 333-85294); and (ii) the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on October 21, 2002 (File No. 333-100684).

DOCUMENT 1

RESEARCH IN MOTION LIMITED

Management Information Circular

for the

Annual Meeting of Shareholders

Tuesday, July 17, 2007

SOLICITATION OF PROXIES

This Management Information Circular and accompanying form of proxy are furnished in connection with the solicitation by or on behalf of management of Research In Motion Limited (the “Company”) of proxies to be used at the annual meeting of the shareholders of the Company (the “Meeting”) to be held on Tuesday, July 17, 2007 at 6:30 p.m. at the Centre for International Governance Innovation, 57 Erb Street West, Waterloo, Ontario and at any adjournment thereof for the purposes set forth in the enclosed notice of meeting (“Notice of Meeting”). Proxies will be solicited primarily by mail but may also be solicited personally, by telephone or by facsimile by the regular employees of the Company at nominal costs. The costs of solicitation by management will be borne by the Company.

The Company may pay the reasonable costs incurred by persons who are the registered but not beneficial owners of voting shares of the Company (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) in sending or delivering copies of this Management Information Circular, the Notice of Meeting and form of proxy to the beneficial owners of such shares. The Company will provide, without cost to such persons, upon request to the Corporate Secretary of the Company, additional copies of the foregoing documents required for this purpose.

APPOINTMENT OF PROXYHOLDERS AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are officers of the Company and will represent management of the Company at the Meeting. A shareholder has the right to appoint a person or company (who need not be a shareholder of the Company), other than the persons designated in the accompanying form of proxy, to represent the shareholder at the Meeting. Such right may be exercised by inserting the name of such person or company in the blank space provided in the proxy or by completing another proper form of proxy. A shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must, in all cases, deposit the completed proxy with Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 Attention: Proxy Department, on or before 5:00 p.m. (Eastern Standard time) on July 13, 2007 or at least 48 hours, excluding Saturdays and holidays, prior to any adjournment or postponement of the Meeting at which the proxy is to be used, or deliver it to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time of voting. A proxy should be executed by the shareholder or its attorney duly authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized.

In addition to any other manner permitted by law, a proxy may be revoked before it is exercised by instrument in writing executed in the same manner as a proxy and deposited to the attention of the Corporate Secretary of the Company at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or with the Chairman of the Meeting on the day of such Meeting or any adjournment thereof and thereupon the proxy is revoked.

A shareholder attending the Meeting has the right to vote in person and, if he or she does so, his or her proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting or any adjournment thereof.

EXERCISE OF DISCRETION BY PROXIES

The shares represented by proxies in favor of management nominees will be voted in accordance with the instructions of the shareholder on any ballot that may be called for and, if a shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the shares represented by proxy shall be voted accordingly. If a specification is not made with respect to any matter the proxy will confer discretionary authority and will be voted FOR the election of individuals listed herein as directors of the Company, FOR the appointment of Ernst & Young LLP as independent auditors of the Company and FOR the amendment to the provisions of the Company’s stock option plan. The enclosed form of proxy also confers discretionary authority upon the persons named therein to vote with respect to any amendments or variations to the matters identified in the Notice of Meeting and with respect to any other matters which may properly come before the Meeting in such manner as the nominee in his or her judgment may determine. At the date hereof, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many shareholders of the Company, as a substantial number of shareholders do not hold common shares of the Company (“Common Shares”) in their own name, and thus are considered non-registered shareholders. Shareholders who do not hold their Common Shares in their own name (“Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker or another similar entity (called an “Intermediary”). Common Shares held by an Intermediary can only be voted by the Intermediary (for, withheld or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, Intermediaries are prohibited from voting shares.

Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated in a timely manner and in accordance with the instructions provided by their Intermediary. Applicable regulatory rules require Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every Intermediary has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of their Intermediary, a Beneficial Shareholder may attend at the Meeting as proxyholder for the Intermediary and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as a proxyholder, should enter their own names in the blank space on the form of proxy provided to them by their Intermediary and timely return the same to their Intermediary in accordance with the instructions provided by their Intermediary, well in advance of the Meeting.

NOTICE TO UNITED STATES SHAREHOLDERS

The solicitation of proxies by the Company is not subject to the requirements of Section 14(a) of the United States (“US”) Securities Exchange Act of 1934, as amended (the “US Exchange Act”), by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the US Exchange Act. Accordingly, this Management Information Circular has been prepared in accordance with the applicable disclosure requirements in Canada. Residents of the United States should be aware that such requirements are different than those of the United States applicable to proxy statements under the US Exchange Act.

QUORUM

The presence of two shareholders or proxyholders entitled to cast votes representing at least 20 per cent of the Common Shares will constitute a quorum at the Meeting or any adjournment of the Meeting. The Company’s list of shareholders as of the record date (defined below) has been used to deliver to shareholders the Notice of Meeting and this Management Information Circular as well as to determine who is eligible to vote.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized share capital of the Company consists of an unlimited number of Common Shares, Class A Shares and Preferred Shares. As at the date hereof, 186,022,016 Common Shares are issued and outstanding, each of which carries the right to one vote on all matters that may come before the Meeting. No Class A Shares or Preferred Shares are currently issued and outstanding. To the knowledge of the directors and officers of the Company, there is no person or company beneficially owning, directly or indirectly, or exercising control or direction over securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Company.(1)

(1)	This information reflects share ownership as of March 31, 2007 and is based on information from FactSet Research Inc.

CURRENCY

In this Management Information Circular, unless otherwise specified herein, all references to dollar amounts shall be to US dollars. All Canadian dollar amounts have been converted into US dollars at the following average rates:

Fiscal 2007: US $1.00 = CDN $1.1381

Fiscal 2006: US $1.00 = CDN $1.1982

Fiscal 2005: US $1.00 = CDN $1.2882

Any amounts in Canadian dollars have been highlighted by the inclusion of prefix “CDN” before a specified dollar amount.

RECORD DATE

Persons registered on the books of the Company at the close of business on May 29, 2007 (the “record date”) and persons who are transferees of Common Shares acquired after such record date and who have produced, not later than ten (10) days before the Meeting, properly endorsed certificates evidencing the transfer of such shares or who otherwise establish ownership thereof and demand, not later than ten (10) days before the Meeting, that their names be included in the list of shareholders, are entitled to vote at the Meeting. Under normal conditions, confidentiality of voting is maintained by virtue of the fact that the Company’s transfer agent tabulates proxies and votes. However, such confidentiality may be lost as to any proxy or ballot if a question arises as to its validity or revocation or any other like matter. Loss of confidentiality may also occur if the Board of Directors decides that disclosure is in the interest of the Company or its shareholders.

PRESENTATION OF FINANCIAL STATEMENTS

The audited comparative consolidated financial statements of the Company for the financial year ended March 3, 2007, together with the report of the auditors thereon, copies of which are contained in the Company’s annual report, will be presented to the shareholders at the Meeting. Receipt at the Meeting of the auditors’ report and the Company’s financial statements for its last completed fiscal period will not constitute approval or disapproval of any matters referred to therein.

BUSINESS TO BE TRANSACTED AT THE MEETING

1.	Election of Directors

The Board of Directors of the Company presently consists of nine (9) directors to be elected annually. In accordance with the Business Corporations Act (Ontario), the directors are authorized from time to time to fix the number of directors, between a minimum of one (1) and a maximum of fifteen (15) persons, without the prior consent of the shareholders. The number of directors to be elected at the Meeting has been fixed at eight (8) persons. All of the nominees with the exception of Mr. David Kerr and Mr. Roger Martin are now directors of the Company and have been directors since the dates indicated below. Unless the shareholder directs that his or her Common Shares be otherwise voted or withheld from voting in connection with the election of directors, the persons named in the enclosed form of proxy will vote for the election of the eight (8) nominees whose names are set forth below. Each of Mr. Douglas Fregin, Dr. Douglas Wright and Mr. Kendall Cork, three current directors of the Company, are not standing for re-election to the Board of Directors at the Meeting. Dr. Wright and Mr. Cork have each been appointed to the honorary position of Director Emeritus of the Board effective July 17, 2007 in recognition of their substantial contributions to the Company over many years. Management does not contemplate that any of the following nominees will be unable to serve as a director but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy will have the right to vote for another nominee in their discretion. Each director elected at the Meeting will hold office until the next annual meeting or until his or her successor is duly elected or appointed.

The following table and the notes thereto state the names, present principal occupation and municipality of residence of all persons proposed to be nominated for election as directors, the date on which each director first became a director of the Company, all positions and offices with the Company held by each nominee, and the number of Common Shares beneficially owned, directly or indirectly, by each nominee as at the date hereof.

Name, Present Principal Occupation and Municipality of Residence	Director Since	Position(s) with the Company	Number of Common Shares Beneficially Owned, Directly or Indirectly or Over Which Control or Direction is Exercised (1)
James L. Balsillie, Co-Chief Executive Officer of the Company Waterloo, Ontario, Canada	1993	Co-Chief Executive Officer and Director	11,802,854
Michael Lazaridis, President and Co-Chief Executive Officer of the Company Waterloo, Ontario, Canada	1984	President, Co-Chief Executive Officer and Director	12,402,550
James Estill (2)(3)(4)(5) Chief Executive Officer, SYNNEX Canada Limited Guelph, Ontario, Canada	1997	Director	500
David Kerr Chairman of Falconbridge Limited Toronto, Ontario, Canada	N/A	N/A	2,000
Roger Martin Dean and Professor of Strategy, Joseph L. Rotman School of Management at the University of Toronto Toronto, Ontario, Canada	N/A	N/A	Nil

John E. Richardson(2)(3)(4)(5) Chairman, Ontario Pension Board Toronto, Ontario, Canada	2003	Director	2,500
Barbara Stymiest (2) (4)(5) Chief Operating Officer, Royal Bank of Canada Toronto, Ontario, Canada	2007	Director	Nil
John Wetmore (2)(3)(4)(5) Corporate Director Toronto, Ontario, Canada	2007	Director	Nil

(1)	The information as to Common Shares beneficially owned or over which control is exercised, not being within the knowledge of the Company, has been furnished by the respective nominees individually.
(2)	Member of the Audit Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the Nomination Committee.
(5)	Member of the Oversight Committee

Proposed Nominees

The following sets out the principal occupation, business or employment of each nominee for election as a director of the Company and other biographical information.

James L. Balsillie

Mr. Balsillie has served as a director of the Company since 1993 and is the Co-Chief Executive Officer of the Company. Mr. Balsillie is a Chartered Accountant and received a Bachelor of Commerce degree from the University of Toronto and an MBA from Harvard Business School. Mr. Balsillie also holds an Honorary Doctorate degree from Wilfrid Laurier University. In addition, Mr. Balsillie holds an FCA from the Institute of Chartered Accountants of Ontario. Prior to joining the Company in 1992, Mr. Balsillie was Executive Vice President and a member of the Board of Directors of Sutherland-Shultz Limited in Kitchener, Ontario. Mr. Balsillie has also held various positions in the Strategy Consulting Group and the Entrepreneurial Services Group at Ernst & Young LLP in Toronto. In 2002, Mr. Balsillie founded the Centre for International Governance Innovation, a research institute focused on the restructuring of international governance practices, with a particular emphasis on financial and economic institutions.

Michael Lazaridis

Mr. Lazaridis has served as a director of the Company since 1984 and is the co-founder, President and Co-Chief Executive Officer of the Company. Mr. Lazaridis holds an honorary Doctor of Engineering degree from the University of Waterloo and is currently the University’s Chancellor. In recognition of his leadership and innovation, Mr. Lazaridis was named by the Globe and Mail as Canada’s Nation Builder of the Year for 2002. He is an Officer of the Order of Canada.  Mr. Lazaridis has more than fifty patents issued and has been granted dozens of industry and community awards for his innovations in wireless radio technology and software. Mr. Lazaridis has founded two research institutions of international significance, the Perimeter Institute for Theoretical Physics and the Institute for Quantum Computing at the University of Waterloo.

James Estill

Mr. Estill has served as a director of the Company since 1997 and since September 2004 has been the Chief Executive Officer of SYNNEX Canada Limited (“SYNNEX”). SYNNEX, a wholly-owned subsidiary of SYNNEX Corporation, is a leading distributor of technology products. Prior to the acquisition by SYNNEX of EMJ Data Systems Ltd. in September 2004, Mr. Estill was the founder, President and Chief Executive Officer of EMJ Data Systems. Mr. Estill is a graduate of the University of Waterloo and holds a Bachelor of Science, Systems Design Engineering. Mr. Estill is currently a director of Hammond Manufacturing Company Limited.

David Kerr

Mr. Kerr is Managing Partner of Edper Financial Corporation, a financial management company.  From July 2002, to August 2006, Mr. Kerr was Chairman of Falconbridge Limited (formerly Noranda Inc.) and prior to that he was President and Chief Executive Officer of Falconbridge Limited. Mr. Kerr is a director of Brookfield Asset Management Inc., CanWest Global Communication Corp., Sustainable Developments Technology Canada, Sun Life Financial Corporation, the Toronto Rehabilitation Hospital Foundation, and the Special Olympics Canada Foundation.  He is also a member of the National Round Table on the Environment and the Economy. In the past five years, Mr. Kerr also served as a director of Shell Canada Limited.

Roger Martin

Mr. Martin is Dean and Professor of Strategy at the Joseph L. Rotman School of Management at the University of Toronto. Mr. Martin was formerly a director of Monitor Company, a Cambridge, Massachusetts based consulting firm, and is Chair of the Ontario Task Force on Competitiveness, Productivity, and Economic Progress. Mr. Martin also serves as a director on the board of The Thomson Corporation, serves on the advisory boards of Butterfield & Robinson, Social Capital Partners and Jefferson Partners, is a founder of E-magine and serves as a trustee of The Hospital for Sick Children.

Barbara Stymiest

Ms. Stymiest has served as a director of the Company since March, 2007. Ms. Stymiest has an HBA from the Richard Ivey School of Business, University of Western Ontario and FCA from the Institute of Chartered Accountants of Ontario. Ms. Stymiest has been Chief Operating Officer of RBC Financial Group since 2004. Prior to this, Ms. Stymiest held positions as Chief Executive Officer at TSX Group Inc., Executive Vice-President & Chief Financial Officer at BMO Nesbitt Burns and Partner of Ernst & Young LLP. Ms. Stymiest is currently a Director of Symcor Inc. Toronto Rehabilitation Institute Foundation, the Canadian Institute for Advanced Research and the Royal Ontario Museum.

John E. Richardson

Mr. Richardson has served as a director of the Company since 2003 and has been the lead director of the Company since March, 2007. Mr. Richardson has a Bachelor of Commerce degree from the University of Toronto, an MBA from Harvard Business School and an FCA from the Institute of Chartered Accountants of Ontario. Mr. Richardson was appointed Chairman of the Ontario Pension Board in July 2004. Mr. Richardson was previously a Senior Partner of Clarkson Gordon & Co, Executive Vice President, Lonvest Corporation (now London Insurance Group Inc.), President of Great Lakes Power, Deputy Chairman of London Insurance Groups Inc., Chairman, President and Chief Executive Officer of Wellington Insurance, and Chairman of London Guarantee Insurance Company. Mr. Richardson was a past board member with The Insurance Bureau of Canada, and the Facility Association. Mr. Richardson is currently the Chairman of Boiler Inspection and Insurance Co., a director of Intertape Polymer Group Inc. and a trustee of Armtec Infrastructure Income Fund and Resolve Business Outsourcing Income Fund.

John Wetmore

Mr. Wetmore has served as a director of the Company since March, 2007. Mr. Wetmore has a Bachelor of Mathematics from the University of Waterloo and graduated from the Advanced Executive Program at the Kellogg School, Northwestern University. Mr. Wetmore is the former President and Chief Executive Officer and also the former Chief Financial Officer of IBM Canada. He also held various finance positions at IBM Americas. Mr. Wetmore is currently a director at Loblaw Companies Limited, Sunnybrook Hospital Foundation and a trustee of Resolve Business Outsourcing Income Fund.

Penalties and Sanctions and Personal Bankruptcies

Other than as disclosed below, none of the nominees for election as directors:

(a)

is, as at the date hereof, or has been, within 10 years before the date of this Management Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity,

(i)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(iii)

or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the 10 years before the date of this Management Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed nominee.

Each of the current directors of the Company was subject to a management cease trade order (the “MCTO”) issued by the Ontario Securities Commission (the “OSC”) on November 7, 2006 as a result of the Company not having filed its second quarter financial statements for fiscal 2007 before the statutory filing deadline of October 17, 2006. The MCTO prohibited trading in the Company's securities by its senior officers, directors and other insiders during the time that the MCTO was in effect. The MCTO was subsequently varied by the OSC on November 30, 2006, December 18, 2006 and March 7, 2007. The MCTO ceased to be in effect as of May 23, 2007 as result of the Company making all of the filings the Company was required to make pursuant to Ontario securities laws.

The information as to cease trade orders and bankruptcies, not being within the knowledge of the Company, has been furnished by the directors.

2.	Re-appointment of Independent Auditors and Authorization of Directors to fix their Remuneration

At the Meeting, shareholders will be requested to vote on the re-appointment of Ernst & Young LLP (“E&Y”) as independent auditors of the Company to hold office until the next annual meeting of shareholders or until a successor is appointed, and to authorize the Board of Directors to fix the auditors’ remuneration. E&Y have been auditors of the Company beginning with the fiscal year ended February 28, 1997.

For the fiscal years ended March 3, 2007 (“fiscal 2007”) and March 4, 2006, the Company incurred the following fees for the services of E&Y:

Audit Fees

The aggregate fees billed by E&Y, the Company’s independent auditor, for the fiscal years ended March 3, 2007 and March 4, 2006, respectively, for professional services rendered by E&Y for the audit of the Company’s annual financial statements or services that are normally provided by E&Y in connection with statutory and regulatory filings or engagements for such fiscal years were $2,540,000 and $804,000, respectively.

Audit Related Fees

The aggregate fees billed by E&Y for the fiscal years ended March 3, 2007 and March 4, 2006, respectively, for assurance and related services rendered by E&Y that are reasonably related to the performance of the audit review of the Company’s financial statements and are not reported above as audit fees were $nil and $60,000, respectively. Professional services provided included accounting research and internal control review procedures.

Tax Fees

The aggregate fees billed by E&Y for the fiscal years ended March 3, 2007 and March 4, 2006, respectively, for professional services rendered by E&Y for tax compliance, tax advice, tax planning and other services were $140,000 and $152,000, respectively. Tax services provided included international tax compliance engagements.

The Board of Directors recommends a vote “for” the re-appointment of E&Y as independent auditors of the Company for the fiscal year ending March 1, 2008 and authorizing the Board of Directors to fix the auditor’s remuneration.

Unless the shareholder directs that his or her Common Shares are to be withheld from voting in connection with the appointment of auditors, the persons named in the enclosed form of proxy intend to vote for the reappointment of Ernst & Young LLP as auditors of the Company until the next annual meeting of shareholders and to authorize the directors to fix their remuneration.

3.	Amendment of the Stock Option Plan

The Company has established the Stock Option Plan to provide long-term incentives to eligible directors, officers, employees and consultants. See “Securities Authorized for Issuance under Equity Compensation Plans – Stock Option Plan” for more information concerning the Stock Option Plan and the terms of options granted thereunder. At the Meeting, shareholders will be asked to consider and, if thought appropriate, approve by ordinary resolution the following amendments to the Stock Option Plan to specify the types of amendments to the provisions of the Stock Option Plan or any options granted thereunder that will require shareholder approval (as described in greater detail below).

The Board has previously approved the amendments, subject to the approval of shareholders at the Meeting. In addition, certain amendments to the Stock Option Plan have also been approved by the Board on June 14, 2007 (for which shareholder approval is not specifically sought or required) including (i) an amendment to provide that options granted under the Stock Option Plan shall have an exercise price of not less than the closing price of the Common Shares on the Toronto Stock Exchange (the “TSX”) or Nasdaq Stock Market (“Nasdaq”) on the business day on which the option is granted as opposed to the closing price of the Common Shares on the TSX or Nasdaq on the business day immediately preceding the date on which the option is granted which was the case prior to such amendment; (ii) an amendment to provide that options held by directors of the Company do not terminate upon such director ceasing to be a director of the Company if such person is appointed as a director emeritus of the Company; and (iii) amendments of a housekeeping nature.

Amendments to Stock Option Plan Requiring Shareholder Approval

The Stock Option Plan currently contains a “general amendment” provision that permits amendments to the Stock Option Plan subject to the approval of the Board and, if required by applicable law, the shareholders of the Company. On June 6, 2006, the TSX issued a staff notice (the “TSX Notice”) indicating that if the general amendment provisions in security based compensation plans of TSX issuers, such as the current amendment provisions contained in the Stock Option Plan, are not revised to provide specific details regarding when shareholder approval will be required for an amendment, shareholder approval will be required for any amendment to the issuer’s security based compensation plan, including minor amendments of a “housekeeping nature”. The Board believes that it is in the best interests of the Company to amend the Stock Option Plan to provide for an amendment provision that aligns with the TSX Notice.

The proposed types of amendments to the Stock Option Plan or an option granted under the Stock Option Plan that would require shareholder approval are:

(a)	amendments to the number of Common Shares (or other securities) issuable under the Stock

Option Plan;

(b)	any amendment which reduces the exercise price of an option;
(c)	any amendment to the transferability or assignability of an option except as otherwise permitted by the Stock Option Plan;
(d)	any amendment extending the term of an option beyond its original expiry date except as otherwise permitted by the Stock Option Plan; and
(e)	amendments required to be approved by shareholders under applicable law.

Where shareholder approval is sought for amendments under subsections (b) and (d) above, the votes attached to Common Shares held directly or indirectly by insiders benefiting from the amendment will be excluded.

Other than as specified above, the Board may approve all other amendments to the Stock Option Plan or options. Without limiting the generality of the foregoing, the following types of amendments would not require shareholder approval:

(a)

amendments of a “housekeeping” or ministerial nature including, any amendment for the purpose of curing any ambiguity, error or omission in the Stock Option Plan or to correct or supplement any provision of the Stock Option Plan that is inconsistent with any other provision of the Stock Option Plan;

(b)	amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX and Nasdaq);
(c)	an increase in the exercise price of an option;
(d)	an expansion of the scope of persons eligible to participate in the Stock Option Plan;
(e)	amendments respecting administration of the Stock Option Plan;
(f)	any amendment to the vesting provisions of the Stock Option Plan or any option;
(g)

any amendment to the early termination provisions of the Stock Option Plan or any option, whether or not such Option is held by an insider, provided such amendment does not entail an extension beyond the original expiry date; and

(h)	amendments necessary to suspend or terminate the Stock Option Plan.

Shareholder Approval of the Stock Option Plan Amendment Resolution

The full text of the resolution approving the amendments to the Stock Option Plan (the “Stock Option Plan Resolution”) is attached to this Management Information Circular as Schedule “A”. The Stock Option Plan, marked to show the proposed changes to the Stock Option Plan (including minor amendments to the Stock Option Plan made prior to the Meeting and for which shareholder approval is not required), is attached to this Management Information Circular as Schedule “B”. The Board recommends that shareholders vote FOR the amendments to the Stock Option Plan. Unless the shareholder directs that his or her shares are to be voted against the amendments to the Stock Option Plan, the persons named in the enclosed form of proxy will vote FOR the amendments to the Stock Option Plan. A majority of the votes cast by shareholders at the Meeting is required to approve the amendments to the Stock Option Plan.

4.	Other Matters

Management of the Company knows of no matters to come before the Meeting other than as set forth in the Notice of Meeting. However, if other matters which are not currently known to management should properly come before the Meeting, the accompanying proxy will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

EXECUTIVE COMPENSATION

1.	Summary Compensation Table

The following table sets forth all compensation earned during the fiscal years ended March 3, 2007, March 4, 2006 and February 26, 2005 by Michael Lazaridis, the President and Co-Chief Executive Officer of the Company, James L. Balsillie, the Co-Chief Executive Officer of the Company, Larry Conlee, the Chief Operating Officer, Product Development and Manufacturing of the Company, Donald Morrison, the Chief Operating Officer, BlackBerry of the Company and Dennis Kavelman, the Chief Operating Officer – Administration and Operations of the Company (formerly the Chief Financial Officer of the Company) (collectively, the “Named Executive Officers”).

Name and Principal Position	Fiscal Year	Annual Compensation(1)			Long Term Compensation			All Other Compensation
		Salary	Bonus	Other Annual Compensation(2)	Securities Under Option (#)	Securities or Units Subject to Resale Restrictions	LTIP Payments
Michael Lazaridis, President and Co-Chief Executive Officer	2007 2006 2005	$549,250 $494,214 $388,139	Nil Nil Nil	Nil Nil Nil	Nil 150,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
James L. Balsillie, Co-Chief Executive Officer	2007 2006 2005	$549,250 $494,214 $388,139	Nil Nil Nil	Nil Nil Nil	Nil 150,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Larry Conlee, Chief Operating Officer, Product Development and Manufacturing	2007 2006 2005	$527,254 $473,734 $388,139	Nil Nil Nil	Nil Nil Nil	Nil 50,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Donald Morrison, Chief Operating Officer, BlackBerry	2007 2006 2005	$505,310 $452,944 $368,732	Nil Nil Nil	Nil Nil Nil	Nil 50,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Dennis Kavelman, Chief Operating Officer - Administration and Operations(3)	2007 2006 2005	$417,430 $350,151 $271,697	Nil Nil Nil	Nil Nil Nil	Nil 50,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:

(1)

All compensation not paid in US dollars has been converted into US dollars at the average foreign exchange rate in the applicable year as reported by the Bank of Canada, as is presented under the heading “Currency” in this Management Information Circular.

(2)

Perquisites and other personal benefits are not shown if they did not exceed the applicable disclosure threshold of the lesser of CDN $50,000 and 10% of the total annual salary and bonus of the Named Executive Officer for the fiscal year.

(3)

Dennis Kavelman was, prior to March 2, 2007 the Chief Financial Officer of the Company. Brian Bidulka was appointed Chief Accounting Officer on March 2, 2007 (the last business day of the fiscal year). Mr. Bidulka has executed an employment agreement with the Company which currently provides for an annual salary of $298,744 for fiscal 2008.

The Company does not have a pension plan and has never granted stock appreciation rights to any of its directors, officers or employees.

2.	Options Granted During the Most Recently Completed Fiscal Year

There were no options granted to purchase Common Shares to any of the Named Executive Officers during fiscal 2007.

3.	Options Exercised During the Most Recently Completed Fiscal Year

The following table sets forth the number of options exercised by Named Executive Officers and the number of unexercised options and value of unexercised in-the-money options for the Named Executive Officers during fiscal 2007.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)(2)(4)	Unexercised Options at March 3, 2007 Exercisable/ Unexercisable (#)	Value of Unexercised in-the- Money Options at March 3, 2007(1)(3) Exercisable/ Unexercisable
Michael Lazaridis	500,000	$69,007,770	630,000 / 320,000	$71,116,908 / $30,173,414
James L. Balsillie	245,000	$33,813,807	630,000 / 320,000	$71,116,908 / $30,173,414
Larry Conlee	160,000	$8,255,634	100,000 / 130,000	$12,314,149 / $14,210,885
Donald Morrison	45,000	$2,074,700	135,000 / 90,000	$15,388,732 / $8,999,014
Dennis Kavelman	60,000	$3,920,942	210,000 / 180,000	$20,254,549 / $19,003,387

Notes:

(1)

Based on a closing market price of $140.63 (CDN $160.05 converted to US dollars at an exchange rate of $1.1381 for the Common Shares) on March 2, 2007 on the Toronto Stock Exchange (the last trading day in fiscal 2007 of the Company).

(2)

Aggregate value realized is based on the market value of the Common Shares on the exercise date less the exercise price regardless of whether or not such underlying Common Shares are sold in the market. The options exercised during fiscal 2007 by Mr. Lazaridis and Mr. Balsillie were exercised by each of them immediately prior to the expiry of such options and the Common Shares acquired upon the exercise of such options are currently held in escrow with Canadian legal counsel to the Special Committee of the Board. Further details are set out in the Company’s Annual Information Form for Fiscal 2007 under the heading “Escrowed Securities” which is available on SEDAR (www.sedar.com).

(3)

The amounts set out under the heading “Value of Unexercised in-the-Money Options at March 3, 2007 Exercisable/Unexercisable” have been adjusted to reflect an increase in the exercise price of certain options held by the Named Executive Officers that occurred subsequent to the Company’s fiscal year end of March 3, 2007 as a result of a review by the Company of the Company’s stock option granting practices (the “Review”). Further details of the Review are discussed in greater detail under “Explanatory Note Regarding the Restatement of Previously Issued Financial Statements” in the Company’s Management’s Discussion of Financial Condition and Results of Operations for the fiscal year ended March 3, 2007 (the “Annual MD&A”) which is available on SEDAR (www.sedar.com).

(4)

The amounts set out under the heading “Aggregate Value Realized” have not been adjusted to reflect restitution amounts payable by the following Named Executive Officers with respect to options exercised in fiscal 2007: Larry Conlee ($1,012,393), Donald Morrison ($272,869) and Dennis Kavelman ($63,010). Further details of the amounts payable by Messrs. Conlee, Morrison and Kavelman are set out on pages 12 and 13 of the Annual MD&A.

Management and Employment Contracts

Mr. Morrison is employed under a written employment contract that was entered into on July 5, 2000. Mr. Morrison’s contract provides that termination of his employment with the Company without cause would entitle him to a payment equal to twelve months’ base salary, target bonus and benefits at the time of such termination. No other Named Executive Officers have employment contracts with the Company.

4.	Compensation Committee Report on Executive Compensation

The Company aims to provide appropriate compensation for executives that is internally equitable, externally competitive and reflects individual achievements. Compensation should include:

(a)	fair and competitive compensation commensurate with an individual’s experience and expertise in order to attract and retain highly qualified executives;
(b)	recognition and encouragement of leadership, entrepreneurial spirit and team work;
(c)

an alignment of the financial interests of the executives with the financial interests of the shareholders of the Company through stock options and, in certain circumstances, bonuses to reward individual performance and contribution to the achievement of corporate objectives; and

(d)	a recognition of an individual’s contribution to enhancement of shareholder value.

Mr. Balsillie, the Company’s Co-Chief Executive Officer, has the responsibility to propose to the Compensation Committee the level of salary and benefits for each of the other executive officers, other than Mr. Lazaridis. These are then reviewed and, if determined appropriate, approved by the Compensation Committee and the Board as a whole.

The Compensation Committee also appreciates the importance of qualitative factors in assessing individual performance of its executive officers such as demonstrated leadership ability and the management and implementation of major projects and initiatives. No specific quantitative targets are set by the Compensation Committee but corporate performance is a factor that is considered when evaluating total compensation.

Components of Executive Compensation

There are three elements to the Company’s executive compensation program:

•	base salary;
•	short-term compensation incentives for annual and personal performance; and
•	long-term compensation incentives (stock option plan) related to long-term increase in share value.

Base Salary

The base salary for each executive is reviewed and established shortly after completion of each fiscal year. Base salaries are based on the executive’s personal performance and seniority, contribution to the business of the Company, the size and stage of development of the Company and industry benchmarks. In establishing base salaries, the objective of the Compensation Committee is to establish levels that will enable the Company to attract and retain executives who can effectively contribute to the long-term success of the Company. The Company competes for talent on a global basis and uses compensation paid by global competitors as a benchmark.

Short-Term Compensation Incentives

The Company has in the past awarded discretionary bonuses; however, the Compensation Committee does not place great emphasis on annual bonuses. Bonuses have been awarded to certain executives where such executives have met personal objectives or where the Company has achieved certain objectives.

Long-Term Compensation Incentives

Long-term incentive compensation for executives is provided through grants of stock options pursuant to the Company’s Stock Option Plan (as hereinafter defined) and the Company’s RSU Plan (as hereinafter defined) and is generally reviewed annually. The number of stock options granted is based on each individual’s salary range, responsibility and performance and takes into account the number and terms of stock options that have been previously granted to that individual. During fiscal 2007, no options were granted to the Named Executive Officers of the Company.

Compensation of Co-Chief Executive Officers

The Compensation Committee evaluates total compensation in the context of each of the Co-Chief Executive Officers’ leadership, performance and contributions, bearing in mind the principles of executive compensation set out above. In addition, the Compensation Committee, from time to time, reviews compensation paid to chief executive officers of comparable global technology companies, and also receives input from Mr. Balsillie regarding his and Mr. Lazaridis’ compensation. Currently, neither the short-term profitability of the Company nor the short-term market price of the shares of the Company is considered by the Compensation Committee in setting remuneration. The Compensation Committee is cognizant of each of the Co-Chief Executive Officer’s significant shareholdings in the Company and the incentives thereby generated for long-term enhancement of shareholder value.

During fiscal 2007, Mr. Lazaridis and Mr. Balsillie each received annual base salaries of $549,250 and did not receive stock options.

The Compensation Committee was reconstituted on March 2, 2007. The new members of the Compensation Committee are currently evaluating the Company’s executive compensation program and may make certain changes to the Company’s executive compensation program during the current fiscal year.

5.	Role of the Compensation Committee

The Compensation Committee is governed by a written charter and is primarily responsible for annually approving the compensation of the Co-Chief Executive Officers and for reviewing and approving the compensation of the other Named Executive Officers. In addition, the Compensation Committee meets from time to time each year for the purpose of reviewing overall compensation policy for senior officers and competitive compensation data. The Compensation Committee makes specific recommendations to the Board of Directors on compensation of executive officers. In consultation with the Board of Directors, the Compensation Committee assesses the performance of the Co-Chief Executive Officers each year using both financial and non-financial measurements. Recommendations of the Compensation Committee are reviewed and discussed by the full Board of Directors before final approval.

6.	Composition of Compensation Committee

The Compensation Committee of the Board of Directors currently consists of Mr. James Estill, Mr. John Richardson and Mr. John Wetmore, none of whom has ever been: (1) an officer or employee of the Company or any of its subsidiaries; or (ii) indebted to the Company. In addition, no executive officer of the Company has served on the Board of Directors or the compensation committee of any other entity that has had one or more of the executive officers of such entity serve as a member the Company’s Board of Directors or the Compensation Committee. Mr. Estill, Mr. Richardson and Mr. Wetmore are independent directors within the meaning of the rules of Nasdaq and applicable Canadian securities laws. Prior to the appointment of Messrs. Estill, Richardson and Wetmore to the Compensation Committee on March 2, 2007, the Compensation Committee comprised Mr. Kendall Cork and Dr. Douglas Wright.

7.	Compensation of Directors

In fiscal 2007, all non-related directors (other than Ms. Stymiest and Mr. Wetmore who joined the Board of Directors in March, 2007) received an annual retainer of CDN $50,000. All directors of the Company are eligible to participate in the Stock Option Plan established by the Company. No directors received stock options in fiscal 2007. The non-related directors are reimbursed for out-of-pocket expenses for attending all board and committee meetings.

As noted under “Amendment of the Stock Option Plan”, the Board has amended the Stock Option Plan to provide that options held by directors of the Company will not terminate upon a director ceasing to be a director of the Company if such person is appointed as a director emeritus of the Company. Had this amendment not been made, 9,000 unvested options held by Kendall Cork and 9,000 unvested options held by Dr. Wright (the majority of which were scheduled to vest on August 14, 2007), with an exercise price of CDN $7.75 and CDN $89.20, would have terminated upon each of them ceasing to be a director of the Company pursuant to the existing terms of the Stock Option Plan. In recognition of Mr. Cork’s and Dr. Wright’s substantial contributions to the Company over many years, the Board determined that such amendment to the Stock Option Plan was appropriate. As a result of this amendment, all outstanding options to Mr. Cork and Dr. Wright will be subject to their original terms and the Company will be required to recognize an additional compensation expense in the second quarter of fiscal

2008, which amount cannot be determined until July 17, 2007.  Based on current fair value of the Common Shares on the date hereof, the estimated additional compensation expense would be approximately $2 million.

8.	Performance Graph

The following graph compares the percentage change in the cumulative total shareholder return on the Common Shares with the cumulative total return of the S&P/TSX Total Return Index during the period from March 1, 2002 to March 3, 2007 based on the closing price of the Common Shares on March 1, 2002 and March 2, 2007 (the last trading day in the fiscal year of the Company) assuming CDN$100 was invested and all dividends were reinvested, if any:

Cumulative Total Return on CDN $100 Investment

	March 1, 2002	February 28, 2003	February 27, 2004	February 25, 2005	March 3, 2006	March 3, 2007
Common Shares	100	CDN $49.76	CDN $351.04	CDN $428.50	CDN $431.25	CDN $850.88
S&P/TSX Total Return Index	100	CDN $86.65	CDN $118.29	CDN $133.42	CDN $167.16	CDN $184.00

9.	Directors’ and Officers’ Liability Insurance

The Company maintains insurance for the benefit of its directors and officers against liability in their respective capacities as directors and officers. The total amount of insurance coverage as at the end of the last fiscal year for the directors and officers as a group is $75 million. The annual premium payable by the Company in respect of such insurance is approximately $1.6 million. The directors and officers are not required to pay any premium in respect of this insurance. The policy contains standard industry exclusions and no claims have been made thereunder to date.

10.	Indemnification

In fiscal 2007, the Company undertook a voluntary review of its stock option granting practices, which review is described in detail in the Company's Annual MD&A and consolidated financial statements. The Company also voluntarily informed the United States Securities and Exchange Commission (the "SEC") and the OSC of the review. Subsequently, the SEC, the OSC and the Office of the United States Attorney for the Southern District of New York commenced investigations into the Company’s stock option granting practices, which investigations are ongoing. An application was also brought against the Company and certain of its directors by a pension fund as described below under “Shareholder Lawsuit”.

Under the Business Corporations Act (Ontario), the Company may indemnify a director or officer of the Company against all costs, charges and expenses reasonably incurred by him or her in respect of any civil, criminal or administrative action where he or she has acted honestly and in good faith with a view to the best interests of the Company and in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful. In addition, pursuant to the Company’s by-laws, the Company is required to indemnify its directors and officers for the matters described above if they satisfy the above described conditions.

In addition as is customary for many public corporations, in 2004 the Company entered into indemnity agreements (the "Indemnity Agreements") with its directors and certain senior officers whereby the Company agreed, subject to applicable law, to indemnify those persons against all costs, charges and expenses which they may sustain or incur in third party actions if: such director or officer complied with his or her fiduciary duties; and in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful. The Indemnity Agreement further requires the Company to pay interim costs and expenses of the director or officer subject to the proviso that the director or officer undertake to repay such costs and expenses with interest if the outcome of any litigation or proceeding establishes that the director or officer was not entitled to indemnification.

In connection with the investigations and derivative action referred to below “Shareholder Lawsuit”, certain of the directors and a number of officers of the Company have retained their own legal counsel, and indemnification payments have been made, and are expected to be paid, to such persons under the Indemnity Agreements and the Company's by-laws. For the fiscal year ended March 3, 2007, the Company paid or incurred legal fees and disbursements on behalf of directors and officers as follows: $298,918 for the firms acting for both Kendall Cork and Douglas Wright, both Directors of the Company; $1,225,474 for the firms acting for Jim Balsillie, the co-CEO of the Company; $828,402 for the firms acting for Dennis Kavelman, the COO – Administration and Operations of the Company; $136,553 for the firms acting for Mike Lazaridis, the President and Co-CEO of the Company; $107,941 for the firms acting for Angelo Loberto, the Vice President, Corporate Operations of the Company; and $59,638 for the firms acting for Elizabeth Roe Pfeifer, the Vice President, Organizational Development of the Company. In addition, legal fees and disbursements have been incurred, or are expected to be incurred, subsequent to the fiscal year ended March 3, 2007 in connection with legal counsel retained by a number of other officers of the Company, which will be subject to indemnification.

The Company is obtaining undertakings from each of the directors and officers whereby if (i) the outcome of any litigation or proceeding for which the Company agrees to indemnify the director or officer establishes that the director or officer was not entitled to indemnification pursuant to the Indemnity Agreement, or (ii) the director or officer is otherwise required by applicable law to repay to the Company amounts paid by way of indemnity, they have agreed to repay to the Company all amounts paid under the indemnities provided to them which the director or officer is required to repay because of the applicability of clause (i) or (ii) above.

11. Shareholder Lawsuit

On January 24, 2007, the Company was served with a Notice of Application that was filed with the Ontario Superior Court of Justice - Commercial List by a pension fund that alleges it was a shareholder, seeking various orders against the Company and named directors.  On April 27, 2007 the Company was served with a Fresh As Amended Notice of Application (the "Amended Notice of Application") by the shareholder.  The Amended Notice of Application seeks an order for a declaration that various actions of the Company and the named directors were oppressive or unfairly prejudicial to, or unfairly disregards the interests of the pension fund.  In addition, the pension fund seeks various orders that would restrict the members of the Company's Audit Committee and that would add one or more new members to the Board of Directors, and establish a special committee to do an investigation of the Company’s option granting practices.  The pension fund seeks, in the alternative, various orders relating to the investigation of the Company's option granting practices and orders that would affect the Company's Compensation Committee.  Last, the pension fund seeks an order granting it leave to commence a derivative action in the name and on behalf of the Company relating to the Company's option granting practices, seeking damages and ancillary relief against certain of the Company's directors.  The Company and the other defendants have served notices of motion to strike the claim in whole or in part, and have served a notice of motion to strike summonses to witness issued by the pension fund for the motion to strike the claim.  Both motions are pending but no date has been selected for the hearing of either of the motions.  No material damages against the Company are sought, but rather, the shareholder principally seeks declaratory relief and certain other mandatory orders.  At this time, it is not possible to determine the likelihood that the shareholder will be successful in obtaining any relief under the oppression remedy.  In addition, at this time, it is not possible to determine whether leave to commence the derivative action will be granted, or if leave is granted, the likelihood of damages or recoveries being awarded to the Company.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out as at March 3, 2007 the number of securities to be issued upon exercise of outstanding options or RSUs, the weighted average exercise price of such outstanding options and the number of securities remaining available for future issuance under equity compensation plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options or rights	Weighted-average exercise price of outstanding options or rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders	6,300,490	$32.90	5,153,172
Equity compensation plans not approved by securityholders (1)	86,700	$6. 01	Nil
Total	6,387,190	$32.54	5,153,172

Notes:

(1)

The Company issued options to purchase Common Shares in connection with two acquisitions, which were approved by the TSX. Such options have substantially the same terms as stock options issued under the Stock Option Plan.

Stock Option Plan

The Company has a stock option plan (the “Stock Option Plan”) for the benefit of employees, officers, consultants and directors of the Company. The following is a summary of the principal terms of the Stock Option Plan as currently in effect.

The purpose of the Stock Option Plan is to attract and retain employees and to provide a strong incentive for employees and consultants to put forth maximum effort for the continued success and growth of the Company. As at the date hereof, the aggregate maximum number of Common Shares that may be reserved for issuance under the Stock Option Plan and other share compensation arrangements of the Company is 11,319,490 representing approximately 6.1% of the Company's current issued and outstanding Common Shares (on a non-diluted basis). Options to purchase an aggregate of 6,273,318 Common Shares, representing approximately 3.4% of the Company's current issued and outstanding Common Shares (on a non-diluted basis), are currently outstanding under the Stock Option Plan. This leaves 5,046,172 Common Shares, representing approximately 2.7% of the Company's current issued and outstanding Common Shares (on a non-diluted basis), available for issuance under the Stock Option Plan and the RSU Plan (as defined below). The Company granted 584,500 options to purchase Common Shares representing approximately 0.3% of the Company’s current issued and outstanding Common Shares (on a non-diluted basis) during fiscal 2007. Since the original listing of the Common Shares on the TSX in 1997, 22,181,610 options have been exercised pursuant to the Stock Option Plan.

Pursuant to the Company’s policy on “Granting Equity Awards” the Stock Option Plan is currently administered by the Compensation Committee. Each of the Board of Directors and the Compensation Committee has full and complete authority to interpret the Stock Option Plan, to prescribe such rules and regulations as it deems necessary for the proper administration of the Stock Option Plan and to make such determinations and to take such actions in connection therewith as it deems necessary or advisable.

The Stock Option Plan provides for an aggregate maximum reserve of 5% of the issued and outstanding Common Shares for issuance to any one person. The maximum number of Common Shares reserved for issuance to insiders (as defined in the Securities Act (Ontario)) of the Company and their associates when taken together with any other share compensation arrangements cannot exceed 10% of the issued and outstanding Common Shares, and the maximum number of Common Shares which may be issued to insiders of the Company and their associates under the Stock Option Plan within any one year period, when taken together with any other share compensation arrangements, cannot exceed 10% of the issued and outstanding Common Shares for all such insiders and associates in the aggregate and, in the case of any one insider and his or her associates, cannot exceed 5% of the issued and outstanding Common Shares.

Options granted under the Stock Option Plan must have an exercise price of not less than the closing price of the Common Shares on the TSX or Nasdaq on the business day on which the option is granted and are exercisable for a period not to exceed ten years. The term and vesting of stock options is at the discretion of the Compensation Committee. Options typically vest equally over a five year period as to one-fifth after the first anniversary of the date of grant and as to additional one-fifths after the second, third, fourth and fifth anniversaries of the date of grant, with the Board of Directors or Compensation Committee having the authority to accelerate the vesting of all or any part of the options. Options are not assignable and terminate: (i) 90 days following the termination of an optionee's employment for any reason other than death; and (ii) within a period of six months following the death of an optionee, subject to any extension or acceleration of the right to exercise at the sole discretion of the Board of Directors or the Compensation Committee.

Under the current terms of the Stock Option Plan, the Board of Directors reserves the right to amend, modify or terminate the Stock Option Plan at any time if and when it is advisable in the absolute discretion of the Board of Directors. However, any amendment of the Stock Option Plan which would: (a) materially increase the benefits under the Stock Option Plan; (b) materially increase the number of Common Shares which may be issued under the Stock Option Plan; or (c) materially modify the requirements as to the eligibility for participation in the Stock Option Plan shall be effective only upon any required approval of the shareholders of the Company. Any amendment to any provision of the Stock Option Plan shall be subject to any necessary approvals by any stock exchange or regulatory body having jurisdiction over the securities of the Company. Shareholders are being asked at the Meeting to amend the amendment provisions as currently set out in the Stock Option Plan. Details of the proposed amendments are set out under the heading “Amendment of the Stock Option Plan” in this Circular.

Restricted Share Unit Plan

In 2005, the Board of Directors, on the recommendation of outside consultants, established a restricted share unit plan (the “RSU Plan”) to provide a more balanced approach to incentive compensation by including mid/long-term incentive compensation. The purpose of the RSU Plan is to promote the mid-term and long-term success of the Company by providing the Board of Directors with additional flexibility to recruit, motivate and retain employees through the issuance of restricted share units (“RSUs”) to participants based on an assessment of the participant’s current and potential ability to contribute to the success of the Company.

The eligible participants under the RSU Plan include any officer or employee of the Company or its subsidiaries (the “Designated Employees”).

At any time, the aggregate number of Common Shares issued or which may be issued from treasury of the Company pursuant to grants of RSUs allocated to Designated Employees together with the aggregate number of Common Shares issued or for which options are outstanding under the Stock Option Plan shall not exceed the total number of Common Shares currently reserved for issuance under the Stock Option Plan. The RSU Plan therefore does not provide any dilution beyond what already exists under the Stock Option Plan. There are currently no RSUs outstanding.

RSUs are “phantom” shares that rise and fall in value based on the value of the Common Shares, and are redeemed for either Common Shares issued from treasury, Common Shares purchased on the open market or the cash equivalent on the vesting dates established by the Board of Directors or committee thereof at the time of grant, in its sole discretion. Such Common Shares issued by the Company from treasury will be issued from the pool of Common Shares currently reserved for issuance pursuant to the Stock Option Plan and such Common Shares so issued under the RSU Plan will reduce the amount available for issuance under the Stock Option Plan.

Under the RSU Plan, the value of each RSU issued pursuant to the RSU Plan will be the closing trading price of the Common Shares on the TSX or Nasdaq on the last trading day immediately preceding the vesting date of the RSU.

The maximum number of Common Shares issuable to insiders (as defined under the Securities Act (Ontario)), at any time, pursuant to the RSU Plan and any other security based compensation arrangements of the Company is 10% of the total number of Common Shares then outstanding. The maximum number of Common Shares issued to insiders, within any one year period, pursuant to the RSU Plan and any other security based compensation arrangements of the Company is 10% of the total number of Common Shares then outstanding.

An RSU is exercisable into one Common Share or the cash equivalent at the end of a restricted period of time which may be subject to the attainment of certain performance objectives (“Vesting Period”'). The Board of Directors may from time to time amend or revise the terms of the RSU Plan or may discontinue the RSU Plan at any time. Subject to receipt of requisite shareholder and regulatory approval, the Board may make amendments to the RSU Plan to change the maximum number of Common Shares issuable under the RSU Plan, the eligible participants under the RSU Plan and to change the provisions relating to insider restrictions described above. Subject to regulatory approval, all other amendments to the RSU Plan may be made by the Board of Directors without obtaining shareholder approval, such amendments including an amendment to the Vesting Period of an RSU or an amendment to the termination provisions of an RSU.

Upon a Designated Employee ceasing to be an employee of the Company for any reason prior to the end of the Vesting Period, all RSUs held by such Designated Employee shall expire immediately and be forfeited and be of no further force and effect on the date upon which the Designated Employee ceases to be an employee of the Company, unless otherwise determined by the Board of Directors or a committee thereof at or after the time of the grant. Under the terms of the RSU Plan, the Board of Directors has the power to accelerate the time at which an RSU may vest or the time during which an RSU or any part thereof will become fully vested including, without limitation, prior to or in connection with a change of control.

The rights or interests of a Designated Employee under the RSU Plan are not assignable or transferable, other than by will or the laws governing the devolution of property in the event of death, without the consent of the Board of Directors or committee thereof.

Company’s Policy on Granting Equity Awards

In December 2006, the Board of Directors adopted an interim option granting process, whereby all stock options (including stock options for new hires during a fiscal quarter) would be issued and priced quarterly and approved in advance by the Compensation Committee or the Board of Directors. Subsequent to December 2006 and following the completion of the Company’s internal review of its stock option granting practices, the Compensation Committee and the newly formed Oversight Committee of the Board reviewed the interim option granting process in light of evolving best practices and implemented a permanent policy on granting equity awards (the “Policy”), which is summarized below.

Under the Policy, only the Compensation Committee may grant equity awards pursuant to the authority delegated to the Compensation Committee by the Board of Directors in accordance with the terms of each of the Company's equity compensation plans. There will be no further delegation of the authority of the Compensation Committee to grant equity awards to any member of the Board of Directors or to any officers or other employee of the Company.

Except as provided below, all equity award grants, including periodic grants, promotional grants and new hire grants, will be made on a quarterly basis by the Compensation Committee at a duly convened meeting of the Compensation Committee that is held during the two-week period beginning on the date on which the Company publicly releases its quarterly or annual earnings results; provided, that a "special trading blackout", as defined in the Company's Insider Trading Policy, is not then in effect (and is not expected to be in effect when the "regular trading blackout", as defined in the Company's Insider Trading Policy, terminates following the release of the Company's results). If the meeting of the Compensation Committee is held on the day that the Company publicly releases its results or the first trading day following such date, the "grant date" or "award date", as the case may be, will be the second trading day following the day that the Company publicly releases its results in order to permit the exercise price of stock options approved by the Compensation Committee to reflect two full days of trading in the Common Shares following the release of its results (unless a special trading blackout is implemented following the meeting of the Compensation Committee and prior to the termination of the regular trading blackout, in which case, the grant date or award date shall be the first trading day following the termination of the special trading blackout). If the meeting of the Compensation Committee is held on or after the second trading day following the date on which the Company publicly releases its results, the grant date or award date will be the date on which the meeting is held. In accordance with the Stock Option Plan, the exercise price with respect to an option will not be less than the closing price of the Common Shares on the TSX or Nasdaq on the grant date.

If a special trading blackout is in effect at the time the Compensation Committee would otherwise meet to approve quarterly grants (or is expected to be in effect when the regular trading blackout terminates following the release of the Company's results), equity award grants may be made by the Compensation Committee at a duly convened meeting of the Compensation Committee that is held during the two-week period beginning on the trading day following the termination of the special trading blackout, in which case, the grant date or award date will be the date on which the meeting is held.

Under exceptional and limited circumstances, equity awards may be granted by the Compensation Committee at any time other than during a trading blackout, so long as the grant is approved by the Compensation Committee at a duly convened meeting of the Compensation Committee held for that purpose. In connection with the hiring of a new employee pursuant to this exception, the grant date or award date will be the date the new officer commences employment with the Company, which is the date the individual is placed on the Company's payroll at his or her full-time salary amount.

No grant may be made with a grant date or award date prior to the date the Compensation Committee approves the grant of the equity award. All grants will be made pursuant to a standard form of equity award agreement previously approved by the Compensation Committee unless the Compensation Committee determines otherwise.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the directors or officers of the Company had any outstanding indebtedness to the Company or any of its subsidiaries during fiscal 2007 or as at the date hereof.

As disclosed by the Company on March 5, 2007, Mr. Balsillie and Mr. Lazaridis have voluntarily offered to assist the Company in defraying costs in connection with the Company’s voluntary review of its stock option practices and related restatement of the Company’s financial statements by contributing up to CDN $10 million (up to CDN $5 million each) of those costs. The Company has agreed to accept this voluntary payment which is expected to be received by the Company and recorded in fiscal 2008.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company at any time since the beginning of the Company’s last completed financial year, no proposed nominee for election as a director nor any associate or any affiliate of any such director, officer or nominee, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as disclosed in this Management Information Circular. Furthermore, no informed person (as such term is defined under applicable securities laws), proposed nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed nominee has or had a material interest, direct or indirect, in any transaction since the beginning of the Company’s last financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries or affiliates.

COMMON SHARE REPURCHASE PROGRAM

On October 11, 2005, the Company’s Board of Directors approved the repurchase by the Company, from time to time, on Nasdaq, of up to an aggregate of 9.5 million Common Shares over the next 12 months. This represented approximately 5% of the Company’s outstanding shares.

Pursuant to the Common Share Repurchase Program, during fiscal 2007, the Company repurchased 3.2 million Common Shares at a cost of approximately $204 million which brought the total number of Common Shares repurchased by the Company pursuant to the Common Share Repurchase Program to 9.5 million Common Shares.

REPORT ON CORPORATE GOVERNANCE PRACTICES

During the last fiscal year, a Special Committee of the Board of Directors conducted an internal review of the Company’s stock option practices (the “Review”). The Review was completed just prior to the fiscal year end of the Company. As part of the Review, the Special Committee noted that the Company had grown dramatically during the period covered by the Review (being from 1997 to 2006), and the Special Committee provided recommendations to expand and enhance the Company’s governance practices to address issues identified during the Review and to better reflect the magnified size and complexity of the Company’s business.

In accordance with the Special Committee’s recommendations and other considerations, the Board established a new Oversight Committee and implemented changes to the Company’s Board, Audit Committee, Compensation Committee, and Nominating Committee, and changed various management roles:

•

A new Oversight Committee of the Board has been established. Among other things, the Oversight Committee will examine executive compensation, the use of stock options as a compensation mechanism, trading by insiders, hiring practices and a general review of activities within the accounting and finance groups. The Oversight Committee will work cooperatively as appropriate with the other board committees. In 2009, the Board and the Oversight Committee will determine whether the committee has completed its mandate or whether it should continue and, if so, for what period. The Oversight Committee is comprised of Jim Estill, John Richardson, Barbara Stymiest and John Wetmore, each an independent director of the Company.

•

Consistent with current best practices in corporate governance, the roles of Chairman and CEO have been separated. Mr. Balsillie has voluntarily stepped down from the role of Chairman to allow future consideration of a non-executive Chairman by the Nominating Committee. Mr. Balsillie has retained his leadership roles as Co-CEO and Director.

•

Mr. Richardson has been appointed as Lead Director of the Board of Directors. Mr. Richardson’s responsibilities in that position include: (a) approving information submitted by management to the Board, (b) approving the agenda for Board Meetings, (c) leading meetings of the external directors, (d) serving as a liaison between the external directors and the chief executive officers, and (e) being able to call, with due notice, a meeting of the Board and/or an executive session of the Board consisting exclusively of external directors.

•

Mr. Cork and Dr. Wright, who were members of the Company’s Compensation Committee, have advised the Board that they will not stand for re-election at the Meeting and tendered their resignation from all committees of the Board. They have each been appointed to the honourary position of Director Emeritus of the Board in recognition of their substantial contributions to the Company over many years. In addition, Douglas Fregin has advised the Board that he will not stand for re-election at the Meeting.

•

The Board size has been increased from seven to nine and is proposed to be fixed at eight persons for the Meeting. Ms. Barbara Stymiest (formerly the CEO of the TSX Group and currently the COO of Royal Bank of Canada) and Mr. John Wetmore (formerly the President and CEO of IBM Canada and currently a Director of Loblaw Companies Limited) were appointed to the Board as directors. Ms. Stymiest has joined the Audit Committee, the Nominating Committee and the Oversight Committee and Mr. Wetmore has joined those committees and the Compensation Committee. A candidate selection process identified Mr. David Kerr and Mr. Roger Martin as two other new independent directors for election to the Board. The Audit Committee is being chaired by Ms. Stymiest, who the Board has determined is an audit committee financial expert, as defined under applicable securities laws.

•

The Nominating Committee of the Board was reconstituted to be comprised of Jim Estill, John Richardson, Barbara Stymiest and John Wetmore. The Nominating Committee reviewed the board slate prior to its submission to shareholders for the Meeting. The Board has mandated that the newly constituted Nominating Committee consider the role of a non-executive Chairman and make recommendations to the Board.

•	Dennis Kavelman moved from his position as Chief Financial Officer to become the Company’s Chief Operating Officer - Administration and Operations.
•

Brian Bidulka was appointed as the Company’s Chief Accounting Officer and is the Company’s senior financial officer overseeing all financial reporting and compliance activities. Mr. Bidulka, who was not previously involved in the administration of the Company’s stock option program, is also now responsible for administering the Company’s stock option program on an interim basis.

•

The Company is also enhancing its capabilities in US GAAP and in securities disclosure and compliance matters issues by establishing two new permanent full-time positions to be filled, respectively, by an employee with expertise in US GAAP and an employee with expertise in securities disclosure and compliance. The latter employee will be responsible for administering RIM’s stock option granting program.

•	Certain other changes in the roles and responsibilities of less senior members of RIM’s Finance Group were also made.

The Company is also subject to the requirements of the US Sarbanes-Oxley Act of 2002 and requirements of the TSX and Nasdaq and comparable requirements under Canadian provincial securities legislation, including those relating to the certification of financial and other information by the Company’s Co-Chief Executive Officers and Chief Accounting Officer; oversight of the Company’s external auditors; enhanced independence criteria for audit committee members; the pre-approval of permissible non-audit services to be performed by the Company’s external auditors; and the establishment of procedures for the anonymous submission of employee’s complaints regarding the Company’s accounting practices (commonly known as whistle-blower procedures).

The Company’s disclosure pursuant to Corporate Governance National Instrument is set out in Schedule “C” to this Management Information Circular.

Board of Directors

The National Policy 58-201 – Corporate Governance Guidelines of the Canadian Securities Administrators recommends that boards of directors of reporting issuers be composed of a majority of independent directors. With six of the eight directors proposed to be nominated considered independent, the Board of Directors is composed of a majority of independent directors. The independent directors are Mr. James Estill, Mr. David Kerr, Mr. Roger Martin, Mr. John Richardson, Ms. Barbara Stymiest and Mr. John Wetmore. Two proposed directors have material relations with the Company and are therefore not independent. Each of Mr. Michael Lazaridis, President and Co-Chief Executive Officer and Mr. James L. Balsillie, Co-Chief Executive Officer is considered to have a material relation with the Company by virtue of his executive officer position with the Company. The Board has determined that Messrs. Estill, Mr. David Kerr, Mr. Roger Martin, Mr. John Richardson, Wetmore and Ms. Stymiest are each independent directors within the meaning of the rules of Nasdaq and applicable Canadian securities laws.

Directorships with Other Issuers

Currently, the following directors serve on the boards or act as trustees of other public companies, as listed below:

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Board and Committee Attendance of Directors

With respect to fiscal 2007, the Board of Directors formally met seven times, the Audit Committee formally met 21 times, the Compensation Committee formally met four times and the Nomination Committee formally met one time. Attendance records of the members of the Board of Directors and committee members with respect to fiscal 2007 were as follows:

Name	Board Meetings Attended/Scheduled	Committee Meetings Attended/Scheduled
Michael Lazaridis	7/7 (100%)	N/A
James L. Balsillie	7/7 (100%)	N/A
Douglas E. Fregin	7/7 (100%)	N/A
Kendall Cork	7/7 (100%)	Audit (21 out of 21 (100%)) Compensation (4 out of 4 (100%)) Nomination (1 out of 1 (100%))
James Estill	7/7 (100%)	Audit (21 out of 21 (100%)) Nomination (1 out of 1 (100%))
John E. Richardson	7/7 (100%)	Audit (21 out of 21 (100%)) Nomination (1 out of 1 (100%))
Dr. Douglas Wright	7/7 (100%)	Audit (21 out of 21 (100%)) Compensation (4 out of 4 (100%)) Nomination (1 out of 1 (100%))

Mandate of the Board of Directors

The Company’s Board of Directors is ultimately responsible for supervising the management of the business and affairs of the Company and, in doing so, is required to act in the best interests of the Company. The Board of Directors discharges, in part, its responsibility directly and through the Oversight Committee, Audit Committee, Compensation Committee and the Nomination Committee. The Board of Directors operates pursuant to a written mandate. The Board of Directors meets regularly to review the business operations and financial results of the Company. Meetings of the Board of Directors include regular meetings with management to review and discuss specific aspects of the operations of the Company, and the independent directors of the Company meet regularly without management or management directors present.

Specific responsibilities of the Board of Directors include:

•	reviewing and approving the Company’s strategic and operating initiatives;
•	reviewing and approving significant operational and financial matters and providing direction to management on these matters;
•	reviewing and identifying the principal risks of the Company’s business and implementing of appropriate systems to manage these risks;
•	reviewing and approving corporate objectives and goals applicable to senior management of the Company and assessing and monitoring the performance of senior management; and
•	involvement in the hiring and replacement of the senior management of the Company and succession planning for senior management personnel.

BOARD COMMITTEES

The Audit Committee met 21 times during the year to review the interim and annual financial statements, notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) and to make other recommendations to the Board of Directors. The Audit Committee has full and unrestricted access to the Company’s internal finance department to review issues as appropriate and meets directly with the external auditors of the Company on a regular basis. The Audit Committee also makes recommendations as to the implementation and operation of internal accounting controls and financial reporting practices and procedures. Its responsibilities are set out in a written charter approved by the Board of Directors, a copy of which is appended to the Company’s 2007

Annual Information Form, which can be accessed at www.sedar.com. Other information related to the composition of the Audit Committee can also be found under the heading “Audit Committee” in the Company’s 2007 Annual Information Form, which can be accessed at www.sedar.com.

The Compensation Committee is involved with compensation issues regarding directors and senior management of the Company, including establishing and approving the remuneration of the Named Executive Officers, reviewing and making recommendations concerning the operation of the Company’s Stock Option Plan and RSU Plan and reporting to shareholders concerning executive compensation.

The Nomination Committee is involved in the selection and appointment of qualified, effective directors and for the review of individual directors.

The Oversight Committee is involved with examining executive compensation, the use of stock options as a compensation mechanism, trading by insiders, hiring practices and a general review of activities within the accounting and finance groups.

During fiscal 2007, the Company had in place a Special Committee to supervise the Review. The actions of the Special Committee are described in detail in the Annual MD&A.

For all of fiscal 2007, each of the Oversight Committee, Audit Committee, the Compensation Committee and the Nomination Committee were composed of independent directors. The Company does not have an Executive Committee.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee is mandated to oversee all audit and quarterly review engagements, the preparation of financial statements, the review of press releases for financial results, and the review of other regulatory documents as required. In addition, the Audit Committee is responsible for the oversight of the Company’s internal accounting controls and financial reporting practices and procedures, the appointment and oversight of the Company’s independent auditors, the pre-approval of all audit services and permissible non-audit services and the establishment of procedures for the receipt and treatment of complaints regarding accounting, internal control or auditing matters.

The Audit Committee, which consists entirely of independent directors, meets periodically with management and the independent auditors to ensure that each is discharging its respective responsibilities, to review the Company’s interim and annual consolidated financial statements, notes and MD&A of the Company. In addition, the Audit Committee reviews the independent auditor’s report and discusses significant financial reporting issues, critical accounting policies and significant estimates and other auditing matters. The independent auditors have full and unrestricted access to the Audit Committee to discuss audit findings, financial reporting and other related matters. The Audit Committee reports its findings and recommendations to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders.

The Audit Committee has discussed issues concerning independence of the auditors with the Company’s auditors and has received written confirmation of such independence.

Based on the review and discussions above, the Audit Committee has recommended to the Board of Directors to include the audited consolidated financial statements, notes and MD&A in the annual report to the shareholders.

The members of the Audit Committee have approved the contents of this report and its inclusion in this Management Information Circular.

Report Presented by:

James Estill

John Richardson

Barbara Stymiest

John Wetmore

ADDITIONAL INFORMATION

Copies of the following documents are available upon written request to the Corporate Secretary of the Company at 295 Phillip Street, Waterloo, Ontario, N2L 3W8:

(i)	the 2007 Annual Report to Shareholders containing the audited consolidated financial statements for the year ended March 3, 2007 together with the accompanying Auditor’s Report;

(ii)	the interim unaudited consolidated financial statements for periods subsequent to March 3, 2007;

(iii)	the Annual MD&A;

(iv)	this Management Information Circular; and

(v)	the 2007 Annual Information Form.

Additional information relating to the Company can be found on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) database at www.sedar.com and the website of the Securities and Exchange Commission at www.sec.gov. Financial information of the Company is provided in the Company’s comparative financial statements and Annual MD&A for the Company’s most recently completed financial year.

GENERAL

All matters referred to herein for approval by the shareholders require a simple majority of the shareholders voting at the Meeting, whether in person or by proxy. Except where otherwise indicated, information contained herein is given as of the date hereof.

The undersigned hereby certifies that the contents, together with the distribution of this Management Information Circular, have been approved by the Board of Directors of the Company.

DATED at Waterloo, Ontario, the 14th day of June, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

/s/  John Richardson, Lead Director

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SCHEDULE “A”

TEXT OF RESOLUTION TO AMEND THE STOCK OPTION PLAN

BE IT RESOLVED THAT:

1.

The amendments to the Corporation’s Option Plan as set out in the Management Information Circular of the Company to specify the types of amendments to the provisions of the Option Plan and any options granted thereunder that will require shareholder approval is hereby approved.

2.

Any officer or director of the Corporation is authorized and directed to negotiate, finalize, execute and deliver all such further documents, agreements, authorizations, certificates or other instruments, with or without the corporate seal affixed, and to take any and all such further action as such director or officer, in such director’s or officer’s sole discretion deems necessary or desirable in order to give effect to the foregoing.

SCHEDULE “B”

RESEARCH IN MOTION LIMITED

STOCK OPTION PLAN

(AMENDED AND RESTATED JULY 2007)

ARTICLE ONE

PURPOSE AND INTERPRETATION

Section 1.01 Purpose. The purpose of this Plan is to advance the interests of the Corporation by encouraging equity participation in the Corporation by its directors, senior officers and employees through the acquisition of Common Shares of the Corporation and to enable the Corporation to attract and maintain highly qualified directors, senior officers and employees.

Section 1.02 Definitions. In this Plan, the following capitalized words and terms shall have the following meanings:

“Act” means the Business Corporations Act (Ontario), and any Act that may be substituted therefor, as from time to time amended;

“Affiliate” shall have the meaning ascribed thereto in the Securities Act.

“Associate” shall have the meaning ascribed thereto in the Securities Act.

“Board of Directors” means the board of directors of the Corporation as constituted from time to time.

“Common Shares” means the common shares of the Corporation as constituted on the date hereof.

“Compensation Committee” means the Compensation Committee of the Board of Directors as constituted from time to time.

“Corporation” means Research In Motion Limited, a corporation incorporated under the Act, and its successors from time to time.

“Designated Affiliate” means the Affiliates of the Corporation designated by the Board of Directors for purposes of this Plan from time to time.

“Director Emeritus” means a person who has retired from the Board who is appointed by the Board to the position of director emeritus on such terms as set out by the Board.

“Exchange” means The Toronto Stock Exchange or such other stock exchange or quotation system upon which the Common Shares are listed and posted or quoted for trading.

“Insider” shall have the meaning ascribed thereto in the Securities Act, other than a person who is an Insider solely by virtue of being a director or senior officer of a subsidiary of the Corporation and any Associate of an Insider.

“Issuer Bid” shall have the meaning ascribed thereto in the Securities Act.

“Option Period” means the period of time an option may be exercised as specified in Subsection 2.07(a) of this Plan.

“Participant” means a participant under this Plan under Sections 2.01 and 2.02.

“Plan” means the stock option plan provided for herein.

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“Securities Act” means the Securities Act (Ontario) or its successor, as amended from time to time.

“Securities Laws” means, collectively, the applicable securities laws, regulations, rules, schedules, prescribed forms, policy statements, notices, blanket rulings and other similar instruments of each of the jurisdictions in which the Corporation is or becomes a reporting issuer or equivalent and also includes, as the context so requires, the by-laws, rules, regulations and policies of the Exchange.

“Share Compensation Arrangement” means a stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of securities of the Corporation to one or more service providers, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise.

“Take-over Bid” shall have the meaning ascribed thereto in the Securities Act.

ARTICLE TWO

STOCK OPTION PLAN

Section 2.01 The Plan. The Plan is hereby established for the directors, senior officers and employees of the Corporation and its Designated Affiliates, and for such other persons who are eligible to participate in the Plan from time to time under the Securities Laws.

Section 2.02 Participants. Participants in the Plan shall be directors, Director Emeritus, senior officers or employees of the Corporation and consultants to the Corporation (to the extent permitted under the Securities Laws) or any of its Designated Affiliates (including officers thereof, whether or not directors) who, by the nature of their positions or duties are, in the opinion of the Board of Directors, upon the recommendation of the Compensation Committee, in a position to contribute to the success of the Corporation.

Section 2.03 Amount of Options. The determination regarding the aggregate number of Common Shares subject to options in favour of any Participant will take into consideration the Participant’s present and potential contribution to the success of the Corporation and shall be determined from time to time by the Board of Directors upon the recommendation of the Compensation Committee. The aggregate number of Common Shares reserved for issuance upon the exercise of options pursuant to this Plan and any other Share Compensation Arrangements, subject to adjustment or increase of such number pursuant to Section 2.10 hereof, shall be ~~14,300,000~~5,046,172 Common Shares of the Corporation (exclusive of options to acquire Common Shares as of the effective date of this Plan) or such other number or percentage of Common Shares as the directors may determine from time to time and, to the extent required under applicable Securities Laws or the requirements of any Exchange on which the Common Shares may then be listed and posted for trading, as the shareholders of the Corporation shall approve. The maximum number of Common Shares reserved for issuance to any one Participant upon the exercise of options shall not exceed 5% of the total number of Common Shares outstanding immediately prior to such issuance. All options previously issued by the Corporation to its directors, senior officers and employees that are outstanding as at the date of this Plan, whether to acquire Common Shares or Class A shares of the Corporation, shall be deemed, as of the Effective Date of this Plan, to have been granted and issued under this Plan, shall constitute options to acquire Common Shares, shall have the same terms and conditions as to exercise price and vesting period as are currently applicable to such options, and shall otherwise be governed by the terms and conditions of this Plan. The form of option agreement for options granted from time to time under this Plan after the date hereof shall be in the form of Schedule “A” hereto or such other form of agreement as is adopted by the Board of Directors from time to time in substitution therefore. All options previously issued by the Corporation to its directors, officers, employees and consultants that are outstanding as at the date of the amendment and restatement of this Plan shall be deemed to be issued under this Plan and governed by the terms and conditions hereof.

Section 2.04 Limits with Respect to Insiders.

(a)

The aggregate number of Common Shares issuable to all Insiders pursuant to options granted under this Plan, together with Common Shares issuable to Insiders under any other Share Compensation Arrangement of the Corporation, shall not:

(i)	exceed 10% of the number of Common Shares outstanding immediately prior to the grant of any such option; or

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(ii)	result in the issuance to Insiders, within a one year period, of in excess of 10% of the number of Common Shares outstanding immediately prior to the grant of any such option.

(b)

The number of Common Shares issuable to any Insider and such Insider’s Associates pursuant to options granted under this Plan, together with Common Shares issuable to such Insider or such Insider’s Associates under any other Share Compensation Arrangement of the Corporation shall not, within a one year period, exceed 5% of the number of Common Shares outstanding immediately prior to the grant of any such option.

(c)

Any Common Shares issuable pursuant to an option granted to a Participant prior to the Participant becoming an Insider shall be excluded for the purposes of the limits set out in Subsections 2.04(a) and 2.04(b) hereof.

Section 2.05 Price. The exercise price per Common Share with respect to any option shall be determined by the Board of Directors at the time the option is granted, but such price shall not be less than the closing price of the Common Shares on the Exchange or the NASDAQ ~~National~~Stock Market, as the case may be, on the ~~last trading day preceding the date~~day on which the grant of the option is approved by the Board of Directors.

Section 2.06 Lapsed Options. In the event that options granted under this Plan are surrendered, terminate or expire without being exercised in whole or in part, the Common Shares reserved for issuance but not purchased under such lapsed options shall be cancelled.

Section 2.07 Consideration, Option Period and Payment.

(a)

The period during which options may be exercised shall be determined by the Board of Directors upon the recommendation of the Compensation Committee, in its discretion, to a maximum of ten (10) years from the date the option is granted (the “Option Period”), except as the same may be reduced with respect to any option as provided in Sections 2.08 and 2.09 hereof respecting termination of employment or death of the Participant.

(b)

Subject to any other provision of this Plan, or to any vesting requirement or limitation imposed with respect to such option at the time of grant thereof, an option may be exercised from time to time during the Option Period by delivery to the Corporation at its registered office of a written notice of exercise addressed to the Secretary of the Corporation specifying the number of Common Shares with respect to which the option is being exercised and accompanied by payment in full of the exercise price therefor. Certificates for such Common Shares shall be issued and delivered to the Participant as soon as practicable following receipt of such notice and payment.

(c)

Except as set forth in Sections 2.08 and 2.09 hereof, no option may be exercised unless the Participant is, at the time of such exercise, a director ~~or~~, Director Emeritus, senior officer, consultant of or in the employ of the Corporation or any of its Designated Affiliates and shall have been continuously a director, Director Emeritus or senior officer, or so employed since the grant of his or her option. Absence on leave with the approval of the Corporation or a Designated Affiliate shall not be considered an interruption of employment for purposes of this Plan.

(d)

The exercise of any option will be contingent upon receipt by the Corporation of cash payment of the full exercise price of the Common Shares which are the subject of the exercised option. No Participant or his or her legal representatives, legatees or distributees will be, or will be deemed to be, a holder of any Common Shares with respect to which he or she was granted an option under this Plan, unless and until certificates for such Common Shares are issued to him or her under the terms of this Plan.

(e)

Notwithstanding any other provision of this Plan or in any option granted to a Participant, the Corporation’s obligation to issue Common Shares to a Participant pursuant to the exercise of an option shall be subject to:

(i)

completion of such registration or other qualification of such Common Shares or obtaining approval of such regulatory authorities as the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

4

(ii)	the admission of such Common Shares for quotation or listing and posting for trading, as the case may be, on the Exchange; and

(iii)

the receipt from the Participant of such representations, warranties, agreements and undertakings, including as to future dealings in such Common Shares, as the Corporation or its counsel determines to be necessary or advisable in order to ensure compliance with the Securities Laws.

(f)

If there is a Take-over Bid or Issuer Bid made for all or any of the issued and outstanding Common Shares, then the Board of Directors may, by resolution, permit all options outstanding under the Plan to become immediately exercisable in order to permit Common Shares issuable under such options to be tendered to such bid.

Section 2.08 Termination of Employment. If a Participant shall:

(a)	cease to be a director, Director Emeritus or senior officer of the Corporation or any of its Designated Affiliates (and is not or does not continue to be an employee thereof); or

(b)

cease to be employed by the Corporation or any of its Designated Affiliates (and is not or does not continue to be a director, Director Emeritus or senior officer thereof) for any reason (other than death) or shall receive notice from the Corporation or any of its Designated Affiliates of the termination of his or her employment;

(collectively, “Termination”) he or she may, but only within 90 days next succeeding such Termination, exercise his or her options to the extent that he or she was entitled to exercise such options at the date of such Termination; provided that in no event shall such right extend beyond the Option Period. This section is subject to any agreement with any director, Director Emeritus or senior officer of the Corporation or any of its Designated Affiliates with respect to the rights of such director or senior officer upon Termination or change in control of the Corporation.

Section 2.09 Death of Participant. In the event of the death of a Participant who is a director, Director Emeritus or senior officer of the Corporation or any of its Designated Affiliates or who is an employee having been continuously in the employ of or retained by (as the case may be) the Corporation or any of its Designated Affiliates for one year from and after the date of the granting of his or her option, the option theretofore granted to him or her shall be exercisable within the six months next succeeding such death and then only:

(a)	by the person or persons to whom the Participant’s rights under the option shall pass by the Participant’s will or the laws of descent and distribution; and

(b)	to the extent that he or she was entitled to exercise the option at the date of his or her death, provided that in no event shall such right extend beyond the Option Period.

Section 2.10 Adjustment in Shares Subject to the Plan. In the event that:

(a)	there is any change in the Common Shares of the Corporation through subdivisions or consolidations of the share capital of the Corporation, or otherwise;

(b)	the Corporation declares a dividend on Common Shares payable in Common Shares or securities convertible into or exchangeable for Common Shares; or

(c)	the Corporation issues Common Shares, or securities convertible into or exchangeable for Common Shares, in respect of, in lieu of, or in exchange for, existing Common Shares,

the number of Common Shares available for option, the Common Shares subject to any option, and the option price thereof, shall be adjusted appropriately by the Board of Directors and such adjustment shall be effective and binding for all purposes of this Plan, subject to the prior consent of the Exchange.

Section 2.11 Record Keeping. The Corporation shall maintain a register in which shall be recorded:

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(a)	the name and address of each Participant in this Plan; and

(b)	the number of options granted to a Participant and the number of options outstanding.

ARTICLE THREE

GENERAL

Section 3.01 Transferability. The benefits, rights and options accruing to any Participant in accordance with the terms and conditions of this Plan shall not be transferable or assignable by the Participant except as otherwise specifically provided herein. During the lifetime of a Participant, all benefits, rights and options shall only be exercised by the Participant or by his or her guardian or legal representative.

Section 3.02 Employment. Nothing contained in this Plan shall confer upon any Participant any right with respect to employment or continuance of employment with the Corporation or any Affiliate, or interfere in any way with the right of the Corporation or any Affiliate to terminate the Participant’s employment at any time. Participation in this Plan by a Participant shall be voluntary.

Section 3.03 Delegation to Compensation Committee. All of the powers exercisable by the Board of Directors under this Plan may, to the extent permitted by applicable law and authorized by resolution of the Board of Directors of the Corporation, be exercised by a Compensation Committee of not less than three (3) directors. The composition of the Compensation Committee shall be as determined by the Board of Directors from time to time subject to the requirements (if any) of the Securities Laws.

Section 3.04 Administration of the Plan. This Plan shall be administered by the Board of Directors of the Corporation. The Board of Directors shall be authorized to interpret and construe this Plan and may, from time to time, establish, amend or rescind rules and regulations required for carrying out the purposes, provisions and administration of this Plan and determine the Participants to be granted options, the number of Common Shares covered thereby, the exercise price therefor and the time or times when they may be exercised. Any such interpretation or construction of this Plan shall be final and conclusive. All administrative costs of this Plan shall be paid by the Corporation. The directors and senior officers of the Corporation are hereby authorized and directed to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary for the implementation of this Plan and of the rules and regulations established for administering this Plan.

Section 3.05 Amendment, Modification or Termination of the Plan. The Board of Directors reserves the right to amend, modify or terminate this Plan at any time if and when it is advisable in the discretion of the Board of Directors. However, ~~any amendment of this Plan which would~~shareholder approval shall be required in respect of:

~~(a)~~	~~increase the benefits under this Plan;~~

(f)	~~(b) increase~~any amendments to the number of Common Shares ~~which may be issued~~(or other securities) issuable under this Plan; ~~or~~

(g)	any amendment which reduces the exercise price of an option;

(h)	any amendment to the transferability or assignability of an option except as otherwise permitted by this Plan;

(i)	any amendment extending the term of an option beyond its original expiry date except as otherwise permitted by this Plan; and

(j)	amendments required to be approved by shareholders under applicable law.

Where shareholder approval is sought for amendments under subsections (b) and (d) above, the votes attached to Common Shares held directly or indirectly by Insiders benefiting from the amendment will be excluded.

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Other than as specified above, the Board of Directors may approve all other amendments to this Plan or options granted under this Plan. Without limiting the generality of the foregoing, the following types of amendments would not require shareholder approval:

(i)

amendments of a “housekeeping” or ministerial nature including, any amendment for the purpose of curing any ambiguity, error or omission in this Plan or to correct or supplement any provision of this Plan that is inconsistent with any other provision of this Plan;

(j)	amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the Exchange or NASDAQ Stock Market);

(k)	an amendment which increases the exercise price of an option;

(l)	an expansion of the scope of persons eligible to participate in this Plan;

(m)	amendments respecting administration of this Plan;

(n)	any amendment to the vesting provisions of this Plan or any option;

~~(c)~~	~~materially modify the requirements as to the eligibility for participation in this Plan;~~

(o)

any amendment to the early termination provisions of this Plan or any option, whether or not such option is held by an Insider, provided such amendment does not entail an extension beyond the original expiry date; and

~~shall be effective only upon the receipt of any required approvals of the shareholders of the Corporation under the Securities Laws. Any material amendment to any provision of this Plan shall be subject to any necessary approvals by the Exchange or any stock exchange or regulatory body having jurisdiction over the securities of the Corporation.~~

(p)	amendments necessary to suspend or terminate this Plan.

Section 3.06 Consolidation, Merger, etc. If there is a consolidation, merger or statutory amalgamation or arrangement of the Corporation with or into another corporation, a separation of the business of the Corporation into two or more entities or a transfer of all or substantially all of the assets of the Corporation to another entity, upon the exercise of an option under this Plan, the holder thereof shall be entitled to receive the securities, property or cash which the holder would have received upon such consolidation, merger, amalgamation, arrangement, separation or transfer if the holder had exercised the option immediately prior to such event, unless the directors of the Corporation otherwise determine the basis upon which such option shall be exercisable.

Section 3.07 No Representation or Warranty. The Corporation makes no representation or warranty as to the future market value of any Common Shares issued in accordance with the provisions of this Plan.

Section 3.08 Interpretation. This Plan shall be governed by and construed in accordance with the laws of the Province of Ontario.

Section 3.09 Approval and Effective Date. This Plan is approved as of ~~December 1, 1996, and shall be effective as of the date the Corporation becomes a reporting issuer within the meaning of the Securities Act (Ontario) by filing and obtaining a receipt for a (final) prospectus filed in accordance with the provisions of such Act.~~July •, 2007.

As of ~~January 29, 2003.~~July •, 2007.

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SCHEDULE “A”

FORM OF OPTION AGREEMENT

OPTION AGREEMENT

THIS AGREEMENT is made as of the ____ day of ________________, 20___ by RESEARCH IN MOTION LIMITED, a corporation incorporated under the laws of the Province of Ontario (hereinafter referred to as the “Corporation”), in favour of ______________________________, an individual residing in the _______________ of ___________________, in the ____________________ of _________________ (hereinafter referred to as the “Optionee”).

WHEREAS:

A.

The Optionee is a [director, officer or employee] of the Corporation or any Designated Affiliate, and will render faithful and efficient service to the Corporation, or any Designated Affiliate, as the case may be;

B.

The Corporation, or any Designated Affiliate, as the case may be, desires to continue to receive the benefit of the services of the Optionee and to more fully identify the interest of the Optionee with the Corporation’s or any Designated Affiliate’s future and success; and

C.	The Corporation has adopted a stock option plan dated as of December 1, 1996 (as such stock option plan may be amended or superseded from time to time, the “Plan”);

D.

The board of directors of the Corporation has approved the granting of a stock option to the Optionee to purchase common shares in the capital of the Corporation upon and subject to the provisions of the Plan and to the terms and conditions hereinafter provided;

E.	Capitalized terms not defined herein have the meaning ascribed to them in the Plan.

NOW THEREFORE in consideration of the sum of $2.00 and the mutual covenants herein contained, the sufficiency and receipt of which are hereby acknowledged, the Corporation hereto agrees as follows:

1.             Option to Purchase. The Corporation hereby grants to the Optionee the irrevocable right and option to purchase from the Corporation that number of authorized and unissued common shares without nominal or par value in the capital of the Corporation as are specified in Exhibit “1” hereto (the “Shares”), at the exercise price per Share specified in Exhibit “1” hereto. Such option shall at all times be and remain subject to the provisions of the Plan and to the terms and conditions contained herein.

2.             Basic Term of Option. Notwithstanding any other provisions of this Agreement, this option shall be exercisable, in whole or in part, at any time during the period (the “Term”) commencing the date hereof and expiring on the date specified in Exhibit “1” hereto, at which time this option shall be void and of no further force or effect. However such option shall only be exercisable, at any time, to acquire those Shares in respect of which the Optionee has satisfied the vesting requirements, if any, specified in Exhibit “1” hereto.

3.            Manner of Exercise of Option. The Optionee, subject to the qualifications and exceptions contained in paragraph 5, may exercise this option to purchase on a cumulative basis, to the extent hereinafter provided, all or any part of the number of Shares subject to this option, and such right shall be a continuing and cumulative one during the Term until the number of Shares subject to the option stated in paragraph 1 has been purchased.

4.             Death of Optionee. Notwithstanding paragraph 3, upon the death of the Optionee while an employee of the Corporation or any Designated Affiliate, this option shall, then and for a period of six months after the date of death or prior to the expiration of the Term, whichever is sooner, be exercisable in full, and may be exercised in whole or in part by the estate of the Optionee or by such person or persons to whom this option shall be transferred by the will of the Optionee, or by the applicable laws of descent and distribution.

5.            Termination as Employee. Upon the Optionee ceasing to be employed by the Corporation or a Designated Affiliate for any reason (other than death), the Optionee may, but only for a period of ninety (90) days

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next succeeding such cessation of employment or prior to the expiration of the Term, whichever is sooner, thereafter exercise this option in whole or in part, but only in respect of such number of remaining Shares originally covered by this option as the Optionee may purchase at such time as specified in paragraph 3.

6.             Notice of Exercise of Option. This option shall be exercised in whole or in part upon providing notice in writing to the Corporation addressed to the President of the Corporation at such place as the Corporation’s executive office may then be located (the “Notice”).

7.             Right of a Shareholder. After receipt of the Notice and payment in full of the option price for the total number of Shares to be purchased, the Corporation shall cause to be issued and delivered such certificates in such denominations as the Optionee may in the Notice direct, representing the number of fully paid, non-assessable Shares so purchased, registered in the name of the Optionee, but the Optionee shall have no right as a shareholder with respect to any Shares covered by this option until the issuance of such share certificates, and no adjustment shall be made for dividends or other rights for which the record date is prior to the time such share certificates are issued. The Corporation agrees to issue all Shares so purchased (including share certificates in respect thereof) within twenty (20) business days after such receipt of Notice and payment in full of the option price for the total number of Shares to be purchased.

8.            Transfer or Assignment of Option. The option granted pursuant to this Agreement shall not be transferable or assignable by the Optionee.

9.             Adjustment in Shares Subject to the Option. In the event there is any change in the common shares of the Corporation through the declaration of stock dividends or consolidations, subdivisions or reclassifications of the common shares of the Corporation, or otherwise, the number of Shares subject to this option, and the option price thereof, shall be adjusted appropriately by the board of directors of the Corporation and such adjustment shall be effective and binding for all purposes of this Agreement.

10.          Effect of Takeover Bid. If a bona fide offer (the “Offer”) is made during the Term of this option to the Optionee or to shareholders generally or to a class of shareholders which includes the Optionee for Shares, which Offer, if accepted in whole or in part, would result in the offeror exercising control over the Corporation within the meaning of the Securities Act (Ontario) (as amended from time to time), then the Corporation shall, immediately upon receipt of notice of the Offer notify the Optionee of the Offer, with full particulars thereof; whereupon, notwithstanding paragraph 3 hereof, this option may be exercised in whole or in part by the Optionee so as to permit the Optionee to tender the Shares received upon such exercise (the “Optioned Shares”) pursuant to the Offer. If the Offer is not completed within the time specified therein the Optioned Shares shall be returned by the Optionee to the Corporation and reinstated as authorized but unissued Shares and the terms of this option as set forth in paragraph 3 shall again apply to this option.

11.           Regulatory Approval. This Agreement and the obligations of the Corporation to sell and deliver Shares under the option granted hereunder shall be subject to the prior approval of any governmental or other regulatory authority having jurisdiction over the securities of the Corporation.

12.          Governing Law. This Agreement and the options granted hereunder shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

IN WITNESS WHEREOF the Corporation has duly executed this Agreement as of the day, month and year first above written and the Optionee has duly executed this Agreement and accepted the terms hereof as set forth below.

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RESEARCH IN MOTION LIMITED

Per:
Authorized Signing Officer

Accepted and agreed to this ____ day of ____________________, 20___.

Signature of Optionee	Witness

Name of Optionee

Address of Optionee

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Exhibit “1”

Particulars of Option

Name of Optionee:	__________________________

Number of Shares

subject to Option:	___________________________ common shares

Exercise Price

per Share:	$_____________ per common share

Term of Option:	____________________________ [maximum 10 years]

Vesting Period
(if applicable):	as to	Shares after	months from the date hereof;
	as to	Shares after	months from the date hereof;
	as to	Shares after	months from the date hereof;
and
	as to	Shares after	months from the date hereof;

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SCHEDULE “C”

CORPORATE GOVERNANCE PRACTICES

	Governance Disclosure Requirement Under the Corporate Governance National Instrument 58-101	Comments

1.(a)	Disclose the identity of directors who are independent.

Six of the current Board members qualify as independent directors under Multilateral Instrument 52-110 - Audit Committees (the “Audit Committee Instrument”) and National Instrument 58-101 – Disclosure of Corporate Governance Practices (the “Corporate Governance Instrument”): Kendall Cork, James Estill, John Richardson, Dr. Douglas Wright, Barbara Stymiest and John Wetmore. If the proposed nominees to the Board are elected at the Meeting then six of the Board Members qualify as independent directors: James Estill, David Kerr, Roger Martin, John Richardson, Barbara Stymiest and John Wetmore.

(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.

Three of the current Board members do not qualify as independent directors under the Audit Committee Instrument and Corporate Governance Instrument. Michael Lazaridis, James Balsillie and Douglas Fregin do not qualify as independent directors because they are officers of the Company.

(c)

Disclose whether or not a majority of the directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgement in carrying out its responsibilities.

A majority of the current directors are independent and if the nominees proposed for election in the Management Information Circular are elected at the Meeting, a majority of the directors will continue to be independent.

(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	All directorships with other public entities for each of the Board members are set forth under “Report on Corporate Governance Practices – Directorships with Other Issuers”.

(e)

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The independent directors, as members of the Oversight Committee, Audit Committee and the Nomination Committee, meet regularly in the absence of non-independent directors and members of management. The number of meetings of the independent directors in the absence of non-independent directors and members of management since the beginning of the Company’s most recently completed financial year is set forth under “Committee Meetings Attended/Scheduled” in the table under “Report on Corporate Governance Practices - Board and Committee Attendance of Directors”.

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(f)

Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Company does not currently have a chairman but rather Mr. John Richardson acts as the Lead Director of the Board of Directors. Mr. Richardson’s roles and responsibilities include: (i) approving information submitted by management to the Board, (ii) approving the agenda for Board Meetings, (iii) leading meetings of the external directors, (iv) serving as a liaison between the external directors and the chief executive officers, and (v) being able to call, with due notice, a meeting of the Board and/or an executive session of the Board consisting exclusively of external directors. In addition, the Board has mandated that the newly constituted Nominating Committee consider the role of a non-executive Chairman and make recommendations to the Board.

(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.

The attendance record of each director for all Board and committee meetings (other than Special Committee meetings) held since the beginning of the Company’s most recently completed financial year is set forth in the table under “Report on Corporate Governance Practices – Board and Committee Attendance of Directors”.

2.	Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The written mandate of the Board is attached to this Circular as Appendix “A”. A description of the Board’s mandate is also set forth under “Report on Corporate Governance Practices – Mandate of the Board of Directors”.

3.(a)

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board has developed written mandates for the chair and the chair of each board committee other than the Oversight Committee.

(b)

Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The Board and the CEOs have not developed a written position description for Co-CEOs, Mr. Lazaridis and Mr. Balsillie. Objectives for the Co-CEOs are established through the process of considering and approving the Company’s strategic objectives as well as through regular discussions of the Board at board meetings.

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4. (a)	Briefly describe what measures the board takes to orient new members regarding (i) the role of the board, its committees and its directors; and (ii) the nature and operation of the issuer’s business.

The Board and specifically the Nomination Committee ensures that every new director possesses the capacities, expertise, availability and knowledge required to fill this position adequately. Reports relating to the Company’s business and affairs are provided to new directors. In addition, new Board members meet with senior management of the Company to review the business, technology and affairs of the Company. Currently, the Nomination Committee is responsible for the orientation and education of new directors.

(b)

Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Nomination Committee’s charter formally sets out the roles of the Committee, one of which is to ensure all Board members have the required skills and educational requirements to fulfill their duties as directors.

5. (a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees of the issuer. If the board has adopted a written code:	The Company has adopted a code of ethics (the “Code”).

(i) disclose how a person or company may obtain a copy of the code;

The Code is available on SEDAR at www.sedar.com and on the Company’s website at http://www.rim.com/, or upon request to the Corporate Secretary of the Company at its executive office, 295 Phillip Street, Waterloo, Ontario, N2L 3W8.

	(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and	The Board, through the Audit Committee, receives reports on compliance with the Code.

(iii)        provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Board has not granted any waiver of the Code in favour of any directors, officers or employees since the Code was adopted by the Board. Accordingly, no material change report has been required or filed.

(b)

Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Board members are asked to abstain from discussions and approvals if a transaction is contemplated where a Board member has a material interest.

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(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

The Board of Directors has approved a number of policies and procedures to provide guidance to employees concerning business choices, decisions and behaviours. The Company has created a document which references all policies and guidelines that employees are expected to comply with and is called the Business Standards and Principles.

The Business Standards and Principles includes a number of policies and guidelines, a selection of which includes the following policies:

•  Code of Ethics;

•  Handling Financial Complaints Guidelines;

•  Employee/Consultant Confidentiality and Intellectual Property Agreement; and

•  Insider Trading Policy.

Employees are asked to acknowledge, accept, and comply with the Business Standards and Principles on an annual basis.

6. (a)	Describe the process by which the board identifies new candidates for board nomination.

The Nomination Committee is governed by a formal charter and has the responsibility for nominating new directors and is guided by the following general principles in deciding upon such appointments:

-    the specific skill set required on the Board at a given time taking into account the skill sets of the remaining Board members;

-    the academic and employment-related qualifications of the individual;

-    relevant industry experience; and

- alignment with the philosophies of the Company, including a commitment to promote the implementation of the policies adopted by the Company.

(b)

Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Nomination Committee is composed entirely of independent directors, being, James Estill, John Richardson, Barbara Stymiest and John Wetmore.

(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee	The responsibilities of the Nomination Committee include: (i) the selection and appointment of qualified, effective directors and (ii) the review of individual directors’ qualifications.

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7. (a)	Describe the process by which the board determines the compensation for the issuer’s directors and officers.

Only independent directors are compensated for acting as a director of the Company. The Board has determined that the compensation paid to independent directors is adequate in light of their risks and responsibilities and reviews such compensation on an annual basis.

The process used by the Board to determine the compensation of the Company’s officers is set forth under “Executive Compensation – Compensation Committee Report on Executive Compensation - Components of Executive Compensation”. The Nomination Committee is responsible for the compensation of the Company’s directors.

(b)

Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Compensation Committee is composed entirely of independent directors, being James Estill, John Richardson and John Wetmore.

(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The responsibilities of the Compensation Committee are set forth under “Executive Compensation – Role of Compensation Committee”.

(d)

If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

The Company did not retain a compensation consultant or advisor at any time during the last fiscal year to assist the Company in determining compensation for any of the issuer’s directors and officers.

8.	If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The Company has an Oversight Committee. The current members of the Oversight Committee are set forth under the heading “Board Committees” and its members consist of James Estill, John Richardson, Barbara Stymiest and John Wetmore.

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9.

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees and its individual directors are performing effectively.

The Board, its committees and individual directors are not currently assessed with respect to their effectiveness and contribution; however, the Nomination Committee monitors the effectiveness of the relationship between management and the Board, the effectiveness of the operation of the Board, Board committees and individual directors and recommends improvements to each of the above. During fiscal 2007 as part of the review of the Company’s stock option practices, the Special Committee provided recommendations to expand and enhance the Company’s governance practices to address issues identified during the review and to better reflect the magnified size and complexity of the Company’s business today which included an assessment of the effectiveness of certain committees of the Board and the composition of the Board. For further details see “Report on Corporate Governance Practices”. The Company is currently considering formalizing this process by way of written assessment by individual board members as to the operation and effectiveness of the Board.

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APPENDIX “A”

MANDATE OF THE BOARD OF DIRECTORS OF RESEARCH IN MOTION LIMITED

The Board of Directors (the “Board”) of Research In Motion Limited (the “Corporation”) supervises the management of the Corporation’s business and affairs. The Board makes major policy decisions, delegates to management the authority and responsibility for the day-to-day affairs of the Corporation and reviews management’s performance and effectiveness on an ongoing basis.

From time to time, the Board may delegate certain duties and responsibilities to committees comprised of its member directors (“Directors”) who are deemed “independent” pursuant to the securities laws and stock exchange requirements applicable to the Corporation. The Board has formed an Audit Committee, Compensation Committee and Nomination Committee to perform certain delegated duties and responsibilities. However, such delegation does not relieve the Board of its overall responsibilities.

The Nomination Committee monitors the effectiveness of the relationship between management of the Corporation and the Board, as well as the effectiveness of the operation of the Board, Board committees and Directors. Directors are expected to attend, to the best of their ability, all Board and committee meetings, review materials in advance of those meetings and take an active part in Board discussions.

Directors may engage the services of independent advisors in accordance with the charters of the Board’s committees.

RESPONSIBILITIES

In its supervision and management of the Corporation’s business and affairs, the Board has the following responsibilities:

1)	ensuring that a culture of integrity is created throughout the organization;

2)	participating in the Corporation’s strategic planning process;

3)	assessing the principal business risks of the Corporation;

4)	reviewing the Corporation’s organizational structure and succession planning;

5)

monitoring the Co-Chief Executives’ performance (including their monitoring of other senior management), approving their compensation and reviewing the Corporation’s overall compensation policy for senior executives;

6)	adopting and monitoring a disclosure policy for the Corporation;

7)	monitoring the integrity of internal control and management information systems; and

8)	developing the Corporation’s approach to corporate governance.

METHOD OF OPERATION

1)	Meetings of the Board are held at least quarterly and as required.

2)

The Board chair develops the agenda for each meeting of the Board. The agenda and the appropriate material are provided to directors of the Corporation on a timely basis prior to any meeting of the Board.

3)	Independent Directors meet periodically without management and other non-independent Directors present.

4)	This Mandate of the Board will be reviewed annually and updated as the Board deems appropriate.

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DOCUMENT 2

9

RESEARCH IN MOTION LIMITED

Notice of Annual Meeting of the Shareholders

NOTICE IS HEREBY GIVEN THAT the Annual Meeting of the shareholders (the “Meeting”) of Research In Motion Limited (the “Company”) will be held on July 17, 2007, at the Centre for International Governance, 57 Erb Street West, Waterloo, Ontario at 6:30 p.m. for the following purposes:

1.	TO RECEIVE and consider the consolidated financial statements of the Company for the fiscal year ended March 3, 2007 and the Auditor’s Report thereon;
2.	TO ELECT the directors of the Company;
3.	TO RE-APPOINT the auditors of the Company and to authorize the Board of Directors to fix the auditors’ remuneration;
4.

TO CONSIDER and, if thought appropriate, approve amendments to the Company’s stock option plan (the “Stock Option Plan”) to specify the types of amendments to the provisions of the Stock Option Plan and any options granted thereunder that will require shareholder approval; and

5.	TO TRANSACT such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Details of the foregoing transactions are contained in the accompanying management information circular.

A shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must deposit his duly executed form of proxy with the Company’s transfer agent and registrar, Computershare Investor Services Inc., 100 University Street, 9th Floor, Toronto, Ontario, M5J 2Y1, on or before 5:00 p.m. (Eastern Standard Time) on July 13, 2007 or at least 48 hours, excluding Saturdays and holidays, prior to any adjournment or postponement of the Meeting at which the proxy is to be used or by delivering it to the Chairman of the Meeting prior to the time of voting on the day of the Meeting or any adjournment thereof.

Shareholders who are unable to attend the Meeting in person are requested to date, complete, sign and return the enclosed form of proxy so that as large a representation as possible may be available for the Meeting.

The management information circular is deemed to form part of this notice.

DATED at Waterloo, Ontario this 14th day of June, 2007.

BY ORDER OF THE BOARD

/s/  John Richardson, Lead Director

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DOCUMENT 3

11

RESEARCH IN MOTION LIMITED

FORM OF PROXY FOR

ANNUAL MEETING OF SHAREHOLDERS

To be held on July 17, 2007

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE COMPANY

The undersigned shareholder of Research In Motion Limited (hereinafter called the “Company”) hereby nominates and appoints James L. Balsillie, Co-Chief Executive Officer of the Company, or failing him, Michael Lazaridis, President and Co-Chief Executive Officer of the Company, or instead of either of the foregoing __________________, as proxyholder of the undersigned, with full power of substitution, to attend, vote and otherwise act for and on behalf of the undersigned at the annual meeting of shareholders to be held on July 17, 2007 at 6:30 p.m. and at all adjournments thereof (the “Meeting”), upon matters properly coming before the Meeting, as set forth in the related Notice of Meeting and Management Information Circular, both of which have been received by the undersigned. The undersigned specifies that the common shares of the Company registered in the name of the undersigned are to be voted (or withheld from voting) in respect of the matters listed below, as follows:

1.

FOR ☐ or WITHHELD FROM VOTING IN RESPECT OF ☐ the election of directors referred to in the Management Information Circular of the Company dated June 14, 2007, namely James Balsillie, Michael Lazaridis, James Estill, David Kerr, Roger Martin, John Richardson, Barbara Stymiest and John Wetmore.

2.	FOR ☐ or WITHHELD FROM VOTING IN RESPECT OF ☐ the re-appointment of Ernst & Young LLP as independent auditors of the Company and authorizing the directors to fix their remuneration.

3.	FOR ☐ or AGAINST ☐ in respect of a resolution approving certain amendments to the Company’s stock option plan..

This proxy confers discretionary authority as to any amendments or variations proposed at the Meeting in respect of matters identified in the Notice of Annual and Special Meeting of Shareholders dated June 14, 2007 and as to any other matters that may properly come before the Meeting or any adjournment thereof. As of the date hereof, management of the Company knows of no such amendment or other matters.

The shares represented by this proxy will be voted or withheld from voting as specified, but if no specification is made in respect of any matter, this proxy will be voted for the election of directors and the appointment of the auditors.

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The common shares of the undersigned represented by this proxy will be voted or withheld from voting in accordance with the specification, if any, of the undersigned in respect of any ballot that may be called for at the Meeting or any adjournment thereof.

The persons named in this Proxy are directors or management of the Company. This proxy is solicited by and on behalf of management of the Company. A shareholder may appoint a proxyholder (who need not be a shareholder) other than the persons designated in this form of proxy to attend and act on his behalf at the Meeting. To exercise this right, the shareholder should insert such person’s name in the space provided and strike out the current names.

The undersigned hereby revokes all prior proxies given with respect to the common shares of the undersigned and authorizes the person voting this proxy to inform holders of any prior proxy of such revocation.

Please sign name exactly as it appears on your share certificate. If the appointer is a company, the form of proxy must be executed under its corporate seal or signed by an officer or attorney duly authorized. Persons signing as executors, administrators, trustees, etc. should so indicate.

UNLESS THIS PROXY IS DATED IN THE SPACE PROVIDED BELOW FOR THAT PURPOSE, IT SHALL BE DEEMED TO BEAR THE DATE ON WHICH IT WAS MAILED BY THE MANAGEMENT OF THE COMPANY.

DATED this _____ day of __________________ , 2007.

________________________________________
Signature of Shareholder

_________________________________________
Print name of shareholder as it appears on
your share certificate

This proxy will not be valid and will not be acted upon or voted unless it is signed and delivered to Computershare Investor Services Inc., 100 University Avenue, 9th floor, Toronto, Ontario, M5J 2Y1, on or before the close of business on or before 5:00 p.m. (Eastern Standard Time) on July 13, 2007 or at least 48 hours, excluding Saturdays and holidays, prior to any adjournment or postponement of the Meeting at which the proxy is to be used or by delivering it to the Chairman of the Meeting prior to the time of voting on the day of the Meeting or any adjournment thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RESEARCH IN MOTION LIMITED
(Registrant)
Date:	June 19, 2007	By:	/S/ BRIAN BIDULKA
			Name: Title:	Brian Bidulka Chief Accounting Officer